ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

ALLIED GOLD FINANCIALS AND MD&A FOR QUARTER AND HALF YEAR ENDED 30 JUNE 2011

Following the announcement of the results for the quarter and half year ended 30 June 2011 on 28 July 2011, Allied Gold Mining Plc ("Allied" or "the Company") is pleased to announce its Financials and Management Discussion and Analysis (MD&A") for the same period.

The financials are below and the MD&A has been released simultaneously.

For further information please contact:

Allied Gold Mining Plc (Investor and Media) - Simon Jemison,
+61 418 853 922

RBC Capital Markets (Joint Corporate Brokers) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (Joint Corporate Brokers) - Jonathan Walker/Michael Shaw / Ashton Clanfield
+44 (0) 207 710 7600

Buchanan (Financial PR Advisor) - Bobby Morse / Charles O'Brien / Katharine Sutton
+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD).

It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands.

INTERIM CONSOLIDATED FINANCIAL REPORT
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2011

All amount presented are in United States dollars unless otherwise stated.

These interim consolidated financial reports of Allied Gold Mining PLC for the three and six months ended June 30, 2011 have been prepared by and are the responsibility of the Company's management. The financial reports have been approved for release by the Company's Audit Committee. The amounts presented in these financial reports for the three and six months to June 30, 2011 have not been subject to review or audit by the Company's auditor.

The amounts in the interim consolidation financial report have been rounded to the nearest thousand dollars unless otherwise stated.

Directors' report

Your directors submit the consolidated interim financial report of Allied Gold Mining PLC (the "Company") and its controlled entities (together referred to as "the Group") for the three and six months ended June 30, 2011.

Allied Gold Mining PLC was incorporated in the United Kingdom on 7 March 2011 and the principal legislation under which it operates is the Companies Act 2006 (United Kingdom ("UK")).

On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's (being the previous holding company of the Allied Group) shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the Main Market of the London Stock Exchange PLC ("LSE") and commenced trading on the Main Market) on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue.

The company's securities are also traded on the Australian Securities Exchange and the Toronto Stock Exchange.

The Company's annual balance date is 31 December. The interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS). To provide greater consistency with reporting by other mining companies listed on the Main Market, the results in this report are presented in United States dollars ("USD") unless stated otherwise. Please refer to Note 1 of this report for a summary significant accounting policies adopted in the preparation of this financial report, including the application of merger accounting.

Directors

The Directors of the Company in office during or since the start of the half-year to the date of this report were:

- Mr Mark V Caruso
  (Appointed Non-Executive Chairman on June 30, 2011-formerly Executive Chairman and Chief Executive Officer).
- Mr Frank Terranova
  (Appointed Chief Executive Officer and Managing Director on June 30, 2011- formerly Executive Director and Chief Financial Officer).
- Mr Sean Harvey
- Mr Monty House
- Mr Anthony Lowrie
- Mr Gregory H Steemson

Results

The consolidated loss after providing for income tax for the three and six months to June 2011 was $4.6 million and $3.1 million respectively (three and six months to June 2010; gain of $30.9 million and $27.7 million respectively).

Dividends

No dividends were paid or declared during or in respect of the half-year ended June 30, 2011.

Directors' report (continued)

Business review

Corporate
In early April the former parent Company, Allied Gold Limited raised $92 million net of transaction costs and as at June 30, 2011 the Group had cash at bank of $83 million.

On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group and commenced trading on the LSE's main market for listed securities on June 30 2011, Australian Securities Exchange and the Toronto Stock Exchange and uses the same ticker code "ALD" on all three exchanges.

As at June 30, 2011, Allied Gold Mining PLC had 199,755,017 shares and had 10,172,904 unlisted options. During the quarter, 249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Sean Harvey as approved at the Extraordinary General Meeting on June 6, 2011. The Company has no warrants on issue.

On June 30, 2011 Frank Terranova was appointed Managing Director and CEO whilst founding Chairman Mark Caruso moved to a non-executive position.

Simberi
Simberi produced 18,131 ounces for the June quarter at a gross cash cost of $822 per ounce and 28,998 ounces for the half year at a gross cash cost of $877 per ounce. The half year production results take into account the four weeks of gold production lost in March 2011 due to plant rectification activities.

Production at Simberi is running steadily at approximately 6,000 ounces a month with the oxide process plant expansion from 2.0 mtpa to 3.5 mtpa remaining a core priority. The conversion from diesel fuel to heavy fuel oil ("HFO") power generation progresses on Simberi. Given diesel fuel constitutes around 12% of the current cash costs, the move to HFO by first half of 2012 is expected to reduce costs by $30-50 per ounce. These combined initiatives will increase the production to around 100,000 ounces per annum at reduced costs.

Gold Ridge
At Gold Ridge, ramp up continues and Allied Gold Mining PLC expects the mine to be at the life-of-mine rates for processing, grade and recovery by December. The Company's commissioning strategy includes the treatment of lower grade remnant ore material from the Valehaichichi pit (the first pit opened more than a decade ago.) Therefore it is not until the September 2011 quarter that Gold Ridge will start to see the benefit of higher grades due to the blending of material from the Namachamata pit.

Given the June quarter was a commissioning quarter, as previously advised, all production costs have been capitalized, net of any revenue that was generated from gold sales. Gold Ridge will commence recognizing revenue and production costs into the Statement of Comprehensive Income effective from 1 July 2011 and will report cash costs metrics commencing the September 2011 quarter.

Gold Ridge produced 10,213 ounces during the June quarter and 12,074 ounces for the half year. Production in the June quarter was at the lower end of expectations due to the dilutive impacts of ore from the first starter pit. The plant milled 416,694 tonnes for the quarter at a head grade of 1.19 g/t and a recovery of 63.9%. In July 2011, Gold Ridge produced in excess of 5,000 ounces at a head grade of 1.78 g/t and recoveries just below 70%. With plant utilization, grades and recovery improving, Gold Ridge will, during the September quarter, undertake process and recovery optimization activities including research trials that introduce lead nitrate and/or additional oxygen capacity into the plant.

Directors' report (continued)

Whilst a month by month improvement is expected, the expected average for the September quarter is for gold production of between 15,000-20,000 ounces, based on conservative plant utilization of approximately 75%, at a head grade of 1.7 g/t and recoveries of approximately 70%. By the December quarter, Gold Ridge should enjoy the benefit of higher grades and higher recoveries associated with its multi pit blending strategies.

Exploration

At Simberi, exploration focused on resource definition and metallurgical core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A new estimate of the, mostly sulphide, Botlu resource is scheduled to be completed in the September quarter. RC drilling targeted oxide mineralisation between Pigibo and Sorowar.

At Gold Ridge, exploration core drilling commenced in April. Drilling is initially targeting the Charivunga Mineralised Zone, between the Namachamata and Kupers deposits, where previous operators produced significant down hole intercepts in core holes. The aim of the current programme is to test areas, up-dip from the previous intercepts at sufficient density to allow a resource estimate to be made. Three holes were completed and a fourth was in progress with a total 1,270m drilled in the quarter. Results are awaited for the samples, submitted for analysis, from the completed holes.

Work is progressing on haul road access to Kupers pit. Resettlement housing is due for completion in the December quarter which will result in the entire mine area cleared by the end of the year.

The Company continues to explore collaborative initiatives regarding the acceleration of hydro power generation within the Solomon Islands.

This interim consolidated financial report for the three and six months ended June 30, 2011 should be read in conjunction with the Company's Management Discussion and Analysis for the three and six months ended June 30, 2011.

Principal risks and uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results. The directors do not consider that the principal risks and uncertainties have changed since reported in the Company's Prospectus dated June 17, 2011 under the section entitled "Risk Factors".

The principal risks and uncertainties disclosed in the Company Prospectus were categorised as:

- Reserves and resources estimates
- Mining and exploration rights
- Limited operating history
- Employee and contractors
- Commodity prices and exchange rate movements
- Cost and capital expenditure
- Political,legal and regulatory developments
- Social and environmental performance
- Changes in Tax legislations
- Utilities and consumables supplies

Directors' report (continued)

Subsequent events

No matter or circumstance has arisen since June 30, 2011 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.

Other information

The registered office and principal place of business is 3 More London Riverside, London SE1 2AQ, United Kingdom.

The amounts in the interim consolidation financial report have been rounded to the nearest thousand dollars unless otherwise stated.

The directors confirm that, to the best of their knowledge, the interim consolidated financial information has been prepared in accordance with IAS 34 as adopted by the European Union. The review of the business as discussed above and the detailed commentary on the financial and operational performance included in the Company's Management Discussion and Analysis for the six months ended June 30, 2011 includes a fair review of the information required by Disclosure and Transparency Rule 4.2.7R and Disclosure and Transparency Rule 4.2.8R, namely:

- an indication of important events that have occurred during the first six months of the financial year and their impact on the interim consolidated financial information, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

- material related-party transactions in the first six months of the financial year and any material changes in the related party transactions described in the Company's Prospectus dated June 17, 2011.

Signed in accordance with a resolution of the Directors.

The amounts in the interim consolidation financial report have been rounded to the nearest thousand dollars unless otherwise stated.

Frank Terranova
Managing Director and Chief Executive Officer

Stephen Kelly
Chief Financial Officer
Dated at Brisbane this 15th day of August 2011.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

	Note	3 months to June 30, 2011 $000	3 months to June 30, 2010 $000	6 months to June 30, 2011 $000	6 months to June 30, 2010 $000
Continuing Operations					
Revenue		22,807	16,721	44,712	30,148
Cost of sales	6	(20,653)	(16,912)	(37,421)	(28,081)
Gross profit		2,154	(191)	7,291	2,067
Unrealised losses on derivatives		-	728	-	534
Corporate expenses		(5,091)	(2,804)	(8,832)	(5,959)
Share based remuneration		(52)	(8)	(52)	(8)
Impairment of available for sale assets		-	(7)	-	(7)
(Loss)/gain on (disposal)/ acquisition of subsidiary		(170)	31,350	(170)	31,350
Foreign exchange (loss)/gain		(1,114)	2,504	(333)	852
Other income	7	536	2,126	675	2,509
Financial expenses		(852)	(2,848)	(1,643)	(3,594)
(Loss) / profit from continuing operations before tax		**(4,589)**	**30,850**	**(3,064)**	**27,744**
Income tax benefit/(expense)		-	-	-	-
(Loss) / profit for the period after tax		**(4,589)**	**30,850**	**(3,064)**	**27,744**
Other comprehensive income / (loss)					
Foreign currency translation difference-on translation of foreign controlled entity and translation to presentation currency		18,751	(26,653)	22,538	(14,004)
Foreign currency translation difference – transferred to profit or loss on disposal of foreign subsidiary		(12)	-	(12)	-
Effective portion of changes in fair value of cash flow hedges, net of tax		(302)	1,118	(302)	(701)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		-	2,864	-	5,104
Changes in fair value of available for sale assets, net of tax		(551)	360	(890)	994
Changes in the fair value of available for sale assets transferred to profit, net of tax		-	(860)	-	(860)
Other comprehensive (loss)/income for the period		**17,886**	**(23,171)**	**21,334**	**(9,467)**
Total comprehensive (loss) /income for the period		**13,297**	**7,679**	**18,270**	**18,277**
Profit/(loss) per share for the loss attributable to the ordinary equity holders of Allied Gold Mining PLC					
Basic (loss)/ earnings per share (cents)*		(2.60)	17.80	(1.65)	16.02
Diluted (loss)/ earnings per share (cents)*		(2.60)	17.77	(1.65)	15.97

*adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Scheme Arrangement as approved by shareholders on June 6, 2011.

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2011

	Note	June 30 2011 $000	Dec 31 2010 $000
CURRENT ASSETS			
Cash and cash equivalents		83,076	37,333
Trade and other receivables		1,570	4,194
Inventories	8	54,656	21,823
Other assets		3,483	1,527
Total Current Assets		142,785	64,877
NON-CURRENT ASSETS			
Available for sale financial assets		227	1,093
Property, plant and equipment	9	464,639	384,395
Exploration and evaluation expenditure	10	36,152	26,011
Total Non-Current Assets		501,018	411,499
Total Assets		**643,803**	**476,376**
CURRENT LIABILITIES			
Trade and other payables	11	54,942	14,713
Borrowings	12	46,411	11,785
Derivative financial instruments	13	302	-
Provisions	14	1,613	1,197
Total Current Liabilities		103,268	27,695
NON CURRENT LIABILITIES			
Borrowings	12	12,409	43,861
Provisions	14	21,488	10,027
Total Non-Current Liabilities		33,897	53,888
Total Liabilities		**137,165**	**81,583**
NET ASSETS		**506,638**	**394,793**
EQUITY			
Contributed equity	15	423,060	331,127
Reserves		92,783	69,807
Accumulated losses		(9,205)	(6,141)
Total equity		**506,638**	**394,793**

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED June 30, 2011

Three Months to June 30, 2011	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at April 1, 2011	**331,127**	**(4,616)**	**13,606**	**58,986**	**663**	**-**	**399,766**
Total comprehensive income for the period							
Loss for the period	-	(4,589)	-	-	-	-	(4,589)
Other comprehensive income							
Foreign currency translation difference-on revaluation to presentation currency	-	-	-	20,341	-	-	20,341
Foreign currency translation difference-transferred to profit and loss on disposal of foreign subsidiary, net of tax	-	-	-	(12)	-	-	(12)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(302)	(302)
Changes in the fair value of available for sale assets	-	-	-	-	(551)	-	(551)
Total comprehensive income for the period	**-**	**(4,589)**	**-**	**20,329**	**(551)**	**(302)**	**14,887**
Transactions with owners, recorded directly in equity							
Contributed by and distributions to owners							
Issue of ordinary shares, net of transaction costs	91,933	-	-	-	-	-	91,933
Share based payments	-	-	52	-	-	-	52
Total transactions with owners	91,933	-	52	-	-	-	**91,985**
Balance as at June 30, 2011	**423,060**	**(9,205)**	**13,658**	**79,315**	**112**	**(302)**	**506,638**

The accompanying notes are an integral part of this interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED June 30, 2011 (continued)

Six Months to June 30, 2011	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at January 1, 2011	331,127	(6,141)	13,606	55,199	1,002	-	394,793
Total comprehensive income for the period							
Loss for the period	-	(3,064)	-	-	-	-	(3,064)
Other comprehensive income							
Foreign currency translation difference-on revaluation to presentation currency	-	-	-	24,128	-	-	24,128
Foreign currency translation difference-transferred to profit and loss on disposal of foreign subsidiary	-	-	-	(12)			(12)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(302)	(302)
Changes in the fair value of available for sale assets, net of tax	-	-	-	-	(890)	-	(890)
Total comprehensive income for the period	-	(3,064)	-	24,116	(890)	(302)	19,860
Transactions with owners, recorded directly in equity							
Contributed by and distributions to owners							
Issue of ordinary shares, net of transaction costs	91,933	-	-	-	-	-	91,933
Share based payments	-	-	52	-	-	-	52
Total transaction with owners	91,933	-	52	-	-	-	91,985
Balance as at June 30, 2011	423,060	(9,205)	13,658	79,315	112	(302)	506,638

The accompanying notes are an integral part of these interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED June 30, 2011 (continued)

Three Months to June 30, 2010	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at April 1, 2010	331,337	(46,210)	14,841	13,093	980	(9,022)	305,019
Total comprehensive income for the period							
Profit for the period	-	30,850	-	-	-	-	30,850
Other comprehensive income							
Foreign currency translation difference-on revaluation to presentation currency	-	-	-	(26,653)	-	-	(26,653)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	1,118	1,118
Net changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	2,864	2,864
Changes in the fair value of available for sale assets, net of tax	-	-	-	-	(500)	-	(500)
Total comprehensive income for the period	-	30,850	-	(26,653)	(500)	3,982	7,679
Transactions with owners, recorded directly in equity							
Contributed by and distributions to owners							
Issue of ordinary shares, net of transaction costs	(862)	-	-	-	-	-	(862)
Share based payments	-	-	8	-	-	-	8
Total transactions with owners	(862)	-	8	-	-	-	(854)
Balance as at June 30, 2010	330,475	(15,360)	14,849	(13,560)	480	(5,040)	311,844

The accompanying notes are an integral part of these interim consolidated financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED June 30, 2010 (continued)

Six Months to June 30, 2010	Issued Capital $000	Accumulated Losses $000	Share-based payments reserve $000	Foreign exchange translation reserve $000	Available for sale investments revaluation reserve $000	Cash Flow Hedging Reserve $000	Total $000
Balance at January 1, 2010	**330,774**	**(43,104)**	**14,816**	**444**	**346**	**(9,443)**	**293,833**
Total comprehensive income for the period							
Profit for the period	-	27,744	-	-	-	-	27,744
Other comprehensive income							
Foreign currency translation difference	-	-	-	(14,004)	-	-	(14,004)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(701)	(701)
Net changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	5,104	5,104
Changes in the fair value of available for sale assets, net of tax	-	-	-	-	134	-	134
Total comprehensive income for the period	-	**27,744**	-	**(14,004)**	**134**	**4,403**	**18,277**
Transactions with owners, recorded directly in equity							
Contributed by and distributions to owners							
Issue of ordinary shares, net of transaction costs	(299)	-	-	-	-	-	(299)
Share based payments	-	-	33	-	-	-	33
Total transactions with owners	**(299)**	-	**33**	-	-	-	**(266)**
Balance as at June 30, 2010	**330,475**	**(15,360)**	**14,849**	**(13,560)**	**480**	**(5,040)**	**311,844**

The accompanying notes are an integral part of these interim consolidated financial report.

CONSOLIDATED CASHFLOW STATEMENT
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

	3 months to		6 Months to	
	June 30, 2011 $000	June 30, 2010 $000	June 30, 2011 $000	June 30, 2010 $000
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	22,807	14,493	46,215	30,287
Payments to suppliers & employees	(16,215)	(10,094)	(33,163)	(25,290)
Payments made to close out hedge book	-	-	-	(16,123)
Interest received	480	866	560	1,227
Interest paid	(97)	(764)	120	(818)
Net cash from / (used in) operating activities	**6,975**	**4,501**	**13,732**	**(10,717)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of equity investments	-	-	-	(14)
Proceeds from sale of equity investments	-	-	-	1,090
Purchase of plant & equipment	(31,862)	(11,712)	(52,244)	(39,913)
Development expenditure	(2,563)	(291)	(5,263)	(3,554)
Exploration and evaluation expenditure	(698)	(6,450)	(478)	(8,258)
Net cash used in investing activities	**(35,123)**	**(18,453)**	**(57,985)**	**(50,649)**
CASH FLOWS FROM FINANCING ACTIVTIES				
Proceeds from issue of shares	96,855	-	96,855	-
Costs of issuing securities	(4,922)	(331)	(4,922)	(570)
Finance lease payments	(2,800)	(1,126)	(5,365)	(2,535)
Proceeds from borrowings	4,220	1,549	4,220	1,604
Repayments of borrowings	(1,705)	(621)	(1,725)	(621)
Net cash from / (used in) financing activities	**91,648**	**(529)**	**89,063**	**(2,122)**
Net increase / (decrease) in cash held	**63,500**	**(14,481)**	**44,810**	**(63,488)**
Cash at beginning of the period	16,840	95,745	37,333	140,605
Effects of exchange rate changes on the balance of cash and cash equivalents	2,736	(9,388)	933	(5,241)
Cash and cash equivalents at end of the period	**83,076**	**71,876**	**83,076**	**71,876**

The accompanying notes are an integral part of this interim consolidated financial report.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT

1. Reporting entity

Allied Gold Mining PLC ("the Company") is a company incorporated in the United Kingdom under the Companies Act 2006 (UK) and its shares are traded on the London Stock Exchange PLC's main market for listed securities ("Main Market"), Australian Securities Exchange and the Toronto Stock Exchange. The address of the registered office is 3 More London Riverside, London SE1 2AQ, United Kingdom.

The interim consolidated financial report for the three and six months ended June 30, 2011 comprises the Company and its controlled entities (together referred to as "the Group").

2. Significant accounting policies

The accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group's audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011 except for the following:

(a) Merger accounting

The accounting treatment in relation to the addition of Allied Gold Mining PLC as a new UK holding company of the Group falls outside the scope of the *International Financial Reporting Standards 3-Business Combinations.* The Share Scheme arrangement constitutes a combination of entities under common control as Allied Gold Mining PLC was not a business in accordance with the standard at the time that the Share Scheme became effective. The relative rights of the shareholders remain unaltered post transaction.

Paragraph 10 of *International Accounting Standards 8-Accounting Policies, Changes in Accounting Estimates and Errors* requires management to use its judgement in developing and applying a policy that is relevant, reliable, represents faithfully the transaction, reflects the economic substance of the transaction, is neutral, is prudent, and is complete in all material respects when selecting the appropriate methodology for the consolidation accounting.

Paragraph 13 of the *Financial Reporting Standard 6 ("FRS")- Acquisitions and Mergers (UK)* permits merger accounting as a result of a group reconstruction when an addition of a new parent company does not alter the relative rights of the shareholders and is facilitated entirely by a share for share exchange.

Management believes that it has met the criteria as defined by paragraph 13 of FRS-6 and has treated the insertion of Allied Gold Mining PLC as a group reconstruction and have applied the FRS-6 merger accounting principles to prepare the interim consolidated financial statements and treated the reconstructed group as if it had always been in existence.

The consolidated interim financial statements of Allied Gold Mining PLC have been prepared as if it had been in existence and the results for the three and six months to June 2011 including comparatives results are of the Allied Gold Limited consolidated group.

(b) **Presentation currency**

The Allied Gold Group has previously reported its consolidated results in Australian dollars. As part of the transition and to provide greater consistency with reporting by other mining companies listed on the Main Market, the Company has adopted United States (USD) dollars as its presentation currency. The financial statements are translated from the individual subsidiaries functional currencies (Australian dollars) into a presentation currency of United States dollars. The exchange rates applied during the reporting period were as follows:

Australian dollars (A$) to United States dollars

	30 Jun 2011 Qtr	31 Mar 2011 Qtr	31 Dec 2010 Qtr	30 Sep 2010 Qtr	30 Jun 2010 Qtr	31 Mar 2010 Qtr	31 Dec 2009
Average exchange rates used	1.0637	0.9953	0.9917	0.9057	0.8550	0.9037	-
Period end closing exchange rates used	1.0782	1.0329	1.0232	0.9667	0.8404	0.9169	0.8942

The basis for presenting the results and financial position from functional currency of Australian dollars into a presentation currency of United States dollars were as follows:

- The Australian denominated Allied Gold Group Statement of Financial position for the period ending December 31, 2009 was translated at the closing exchange rate of A$/US$0.8942.
- income and expenses for the statement of comprehensive income (including comparatives) were translated at average quarterly exchange rates per quarter from March 2010 to 30 June 2011.
- movements in equity and reserves for the comprehensive income and for the financial position were translated at average quarterly exchange rates per quarter from March 2010 to 30 June 2011.
- assets and liabilities for each statement of financial position presented have been translated at the closing rate at the date of that statement of financial position.
- results for the cash flow statement were translated at average quarterly exchange rates per quarter from March 2010 to 30 June 2011.
- exchange differences on translation of income, expenses, movements in equity and reserves at average exchange rates and assets and liabilities at closing exchange rates to presentation currency are taken to the foreign currency translation reserve in the equity section and under other comprehensive income/(expense) in the statement of comprehensive income.

3. Statement of compliance

The interim consolidated financial statement has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and therefore comply with Article 4 of the EU IAS Regulations.

The interim consolidated financial report does not include all of the information required for a full annual financial report and should be considered together with Allied Gold Limited's audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011 and with any public announcements made by the Company during the six months ended June 30, 2011 in accordance with the continuous disclosure requirements applicable in the jurisdictions in which the Company's shares are traded.

A copy of the Allied Gold Mining PLC Prospectus is available on the Company's website (www.alliedgold.com.au) or from the registered office, 3 More London Riverside, London SE1 2AQ, United Kingdom.

4. Estimates

The preparation of the interim consolidated financial report is in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this interim consolidated financial report, there are significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

5. Segment reporting

Management has determined the operating segments based on reports reviewed by the Managing Director and Executive Management to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. The Solomon Islands also consists of mining and processing and mineral exploration activities. As the project is not currently in production, all costs related to the Solomon Islands project are capitalised for financial reporting purposes. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Managing Director and Executive Management does not include reporting of assets and liabilities or cash flows by segment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing $000	Mineral Exploration[1] $000	Total $000	Mining and Processing[1] $000	Mineral Exploration[1] $000	Total $000	Mining and Processing $000	Mineral Exploration $000	Total $000
Three months to June 30, 2011									
Revenue									
Sales to external customers	22,807	-	22,807	-	-	-	22,807	-	**22,807**
Result									
Segment contribution	2,154	(1,940)	214	(16,449)	(570)	(17,019)	(14,295)	(2,510)	**(16,805)**
Six months to June 30, 2011									
Revenue									
Sales to external customers	44,712	-	44,712	-	-	-	44,712	-	**44,712**
Result									
Segment contribution	7,291	(3,471)	3,820	(27,121)	(744)	(27,865)	(19,830)	(4,215)	**(24,045)**

[1]In Papua New Guinea mineral exploration costs are capitalised for financial reporting in accordance with International Financial Reporting Standards. In the Solomon Islands, revenue, mining and processing and mineral exploration costs are capitalised for financial reporting in accordance with International Financial Reporting Standards.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing $000	Mineral Exploration $000	Total $000	Mining and Processing $000	Mineral Exploration $000	Total $000	Mining and Processing $000	Mineral Exploration $000	Total $000
Three months to June 30, 2010									
Revenue									
Sales to external customers	16,721	-	16,721	-	-	-	16,721	-	**16,721**
Result									
Segment contribution	(191)	803	612	(4,089)	648	(3,441)	(4,280)	1,451	**(2,829)**
Six months to June 30, 2010									
Revenue									
Sales to external customers	30,148	-	30,148	-	-	-	30,148	-	**30,148**
Result									
Segment contribution	2,067	(4,426)	(2,359)	(4,089)	1,182	(2,907)	(2,022)	(3,244)	**(5,266)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

The Managing Director and Executive Management assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

	Three Months ended 30 June		Six Months ended 30 June	
	2011 $000	2010 $000	2011 $000	2010 $000
Segment contribution	**(16,805)**	**(2,829)**	**(24,045)**	**(5,266)**
Capitalised expenditure	18,959	2,638	31,336	7,333
Unrealised loss on derivatives	-	728	-	534
Corporate expenses	(5,091)	(2,804)	(8,832)	(5,959)
Share based remuneration	(52)	(8)	(52)	(8)
Impairment of available for sale assets	-	(7)	-	(7)
(Loss) / gain on acquisition / (disposal)of subsidiary	(170)	31,350	(170)	31,350
Foreign exchange (loss)/gain	(1,114)	2,504	(333)	852
Other income	536	2,126	675	2,509
Financial costs	(852)	(2,848)	(1,643)	(3,594)
(Loss)/ profit from continuing operations	**(4,589)**	**30,850**	**(3,084)**	**27,744**

6. Costs of Sales

Cost of sales comprise:

Employee expenses	(2,672)	(2,418)	(5,328)	(4,174)
Stores and other consumables	(2,785)	(2,701)	(5,101)	(4,091)
Fuel, power and water	(3,389	(2,182)	(5,817)	(4,087)
Maintenance	(1,832)	(2,305)	(3,767)	(4,458)
Other	(5,736)	(2,660)	(9,833)	(4,550)
	(16,414)	**(12,266)**	**(29,846)**	**(21,360)**
Depreciation and amortisation charges	(4,888)	(3,243)	(8,499)	(6,112)
Changes in inventories and work in progress	1,161	(967)	1,928	187
	(20,141)	**(16,476)**	**(36,417)**	**(27,285)**
Royalties	(512)	(436)	(1,004)	(796)
	(20,653)	**(16,912)**	**(37,421)**	**(28,081)**

7. Other income

	Three Months ended June 30		Six Months ended June 30	
	2011 $000	2010 $000	2011 $000	2010 $000
Interest income	480	1,053	513	1,436
Net gain on disposal of property, plant and equipment	56	-	162	-
Net gain on disposal of investments	-	860	-	860
Other	-	213	-	213
	536	**2,126**	**675**	**2,509**

8. Inventories

	Balance at	
	June 30 2011 $000	Dec 31 2010 $000
Raw materials and stores	30,263	5,830
Gold in circuit	21,547	13,355
Finished goods	2,846	2,638
	54,656	**21,823**

9. Property plant and equipment

Cost		
Opening balance	431,917	288,364
Additions*	92,382	74,944
Disposal	(497)	-
Transfer**	(16,690)	-
Effect of changes in exchange rates***	26,431	68,609
Closing balance	**533,543**	**431,917**
Accumulated depreciation		
Opening Balance	(47,522)	(33,828)
Depreciation	(18,834)	(5,874)
Disposal	442	-
Transfer**	335	-
Effect of changes in exchange rates***	(3,325)	(7,820)
Closing balance	**(68,904)**	**(47,522)**
Net book value	**464,639**	**384,395**

*mostly relates to expenditure associated with the redevelopment and construction of the Gold Ridge operations.
**relates to transfer to Exploration and evaluation expenditure of $7.9 million (Refer Note 10) and to Gold Ridge consumables and ore stock piles of $8.4 million and included under non-current inventories in Note 8.
*** due to translation from functional to presentation currency as per Note 2 (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

10. Exploration and evaluation expenditure

	Balance at	
	June 30 2011 $000	Dec 31 2010 $000
Cost		
At the beginning of financial year	26,011	19,927
Additions	450	1,622
Transferred from assets under construction*	7,934	-
Effect of changes in exchange rates**	1,757	4,462
At the end of the financial year	36,152	26,011

*relates to Simberi Sulphide feasibility study.
** due to translation from functional to presentation currency as per Note 2 (b).

11. Trade and other payables

Trade payables	50,623	10,398
Other Payables	4,319	4,315
	54,942	**14,713**

All trade and other payables are unsecured. Trade payables were higher due to payments made post balance date and include a much higher accrual for raw materials and stores inventories associated with goods in transit, mainly for the Gold Ridge operations as part of the transition from construction to operations to maintain adequate levels of inventories.

12. Borrowings

Current		
Finance lease liability	8,513	7,556
Interest bearing loans	37,898	4,229
	46,411	11,785
Non current		
Finance lease liability	12,409	12,889
Interest bearing loans	-	30,972
	12,409	43,861

Finance lease liability relates to facilities provided for mining equipment by Bank of South Pacific Limited and Caterpillar Finance and is secured by a fixed and floating charge over the assets of Simberi Gold Mining Limited and by a guarantee provided by the parent entity. The facilities were fully drawn as at reporting date.

Interest bearing loans relates to a $35 million facility provided to the Group by the Inemational Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt in November 2011. The funds drawn down have been utilised to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

13. Derivative financial instruments

	Balance at	
	June 30 2011 $000	Dec 31 2010 $000
Current liabilities		
Forwards-cash flow hedges	302	-

In April 2011, the Company entered into a forward contract to purchase US$37 million at exchange rate of A$/US$1.0645 to be settled in November 2011. The contract was entered to minimise Allied Gold Limited's exposure to currency risk on repayment of its United States dollars denominated International Finance Corporation Limited loan. At the reporting date the exchange rate was A$/US$1.0782.

14. Provisions

Current		
Employee entitlements	1,613	1,197
Non Current		
Rehabilitation and restoration	21,488	10,027

During the period, the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2011 at the Gold Ridge Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by $10,602,872.

15. Contributed equity

(a) Ordinary shares

	June 2011 Number of shares*	Dec 2010 Number of shares*	June 2011 $000	Dec 2010 $000
Ordinary shares	**199,755,017**	**173,701,095**	**425,783**	**331,127**
Balance at beginning of financial year	173,701,095	173,355,357	331,127	330,475
Conversion of options	-	345,738	-	652
Placement 6 April 2011	26,053,922[(2)]	-	96,855	-
	199,755,017	173,701,095	427,982	331,127
Cost of capital raising	-	-	(4,922)	-
Balance at the end of financial year	**199,755,017**	**173,701,095**	**423,060**	**331,127**

*adjusted for 1 for 6 share consolidation which was undertaken on June 30 2011 as part of the Scheme Arrangement as approved by shareholders on June 6, 2011.

(1) On June 30, 2011, Allied Gold Limited successfully implemented the Share Scheme of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the terms of the Scheme, Allied Gold Limited's shares were exchanged on a six for one basis to Allied Gold Mining PLC shares and admitted to the premium listing segment of the ("Official List") and commenced trading on the London Stock Exchange PLC's main market for listed securities ("Main Market").

Please refer to Note 1 of this report for a summary of accounting policies adopted, including the application of merger accounting under *Financial Reporting Standard 6- Acquisitions and Mergers* (UK) under the reconstructed Group.

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

(2) On April 6, 2011 Allied Gold Limited completed placement of 156,330,985 new ordinary shares to institutional and sophisticated investors at A$0.60 each (pre implementation of the Share Scheme arrangement). Post implementation, those shares were exchanged on a six for one basis to 26,053,922 Allied Gold PLC shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

15. Contributed equity (continued)

(b) Options

The table below sets out the movements in options during the six months ended June 30, 2011:

Exercise Price[1]	Maturity	Options outstanding at 1 January 2011[1]	Options issued[1]	Options expired or cancelled[1]	Options exercised	Options outstanding at 30 June 2011[1]	Vested[1]	Unvested[1][2]
£1.26	31/10/2011	2,483,328	-	(68,750)	-	2,414,578	1,693,750	720,828
£1.26	30/11/2011	2,062,498	-	-	-	2,062,498	1,395,832	666,666
£1.26	31/12/2011	249,999	-	-	-	249,999	166,666	83,333
£1.80	31/12/2013	4,999,999	-	-	-	4,999,999	4,999,999	-
£1.80	31/12/2013	195,831	-	-	-	195,831	195,831	-
£1.80	31/12/2011	-	249,999	-	-	249,999	166,666	83,333
		9,991,655	**249,999**	**(68,750)**	-	**10,172,904**	**8,618,744**	**1,554,160**

1. Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

   On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

2. Unvested options will vest upon the share price trading at or above £2.56 on 5 consecutive trading days.

3. Each option is convertible into one ordinary share in the Company when exercised. Options do not participate in dividends and do not give holders voting rights.

16. Share based payments

In 2006, the group established a share option program that entitles key management personnel and senior employees to purchase shares in the entity.

The terms and conditions of the share option program are disclosed in Allied Gold Limited's Audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus and with any public announcements made by the Company during the six months ended June 30, 2011 in accordance with the continuous disclosure requirements applicable in the jurisdictions in which the Company's shares are traded.

The terms and conditions of the grants made during the six months ended June 30, 2011 are as follows:

16. Share based payments (continued)

Non Executive Director Options issued June 20, 2011

During the June quarter, 249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Sean Harvey having received shareholder approval at the Extraordinary General Meeting on June 6, 2011.

	No vesting conditions	Vesting condition[1]
Fair value at grant date	A$0.04424	A$0.00884
Exercise price	$0.50	$0.50
Grant date	20/06/2011	20/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.505	$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

The basis for valuation is as per the grant date. On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group and Allied Gold Limited's shares and options on issue were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Details of options issued pursuant to implementation of Option Schemes Arrangements were:

	No vesting conditions	Vesting condition [1]
Number of options	166,666	83,333
Exercise price	£1.80	£1.80

[1] At the time of issue the vesting condition was that the options may not vest until the ordinary share price of the Allied Gold Limited's shares is greater than A$0.70 on five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition is that, options may not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.

17. Related party transactions

Arrangements with related parties continue to be in place. The nature and terms of transactions with related parties are consistent with those described in the Allied Gold Limited audited Financial Statements for the six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

18. Commitments and contingencies

There has been no significant change to the Group's commitments and contingencies since reported in the Allied Gold Limited audited Financial Statements for the six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

19. Subsequent events

No other matter or circumstance has arisen since June 30, 2011 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.

Allied Gold Mining Plc

Incorporated in England and Wales
Registered Number 7553802

ALLIED GOLD MD&A FOR QUARTER AND HALF YEAR ENDED 30 JUNE 2011

Registered Office: 3 More London Riverside, London SE1 2AQ, United Kingdom.
Corporate Office: Building 23, 2404 Logan Road, Eight Mile Plains, QLD 4113, Australia.

Following the announcement of the results for the quarter and half year ended 30 June 2011 on 28 July 2011, Allied Gold Mining Plc ("Allied" or "the Company") is pleased to announce its Financials and Management Discussion and Analysis (MD&A") for the same period.

The highlights are reiterated below, followed by the MD&A. The financials have been released simultaneously.

Highlights

Corporate

- Move from the London Stock Exchange's AIM to Main Market on 30 June 2011 – FTSE 250 admission targeted for H2 2011.
- Capital raising of $92 million net of transaction costs to fund Simberi expansion, restructure debt, exploration and working capital.
- Frank Terranova appointed CEO and Managing Director; Founding Chairman Mark Caruso moves to a Non-Executive position.
- Year end changed to 31 December.
- Cash at Bank as at 30 June $83 million with interest bearing liabilities of $59m. No gold hedging.
- Unaudited loss of US$4.6 million for the quarter.

Operations

- 155% increase in group production in Q2 2011 (28,344oz) compared to Q1 2011 (12,728oz).
- 25% increase in production for the half year to 30 June 2011 (41,072 oz) compared to the half year to 30 June 2010 (32,847oz).
- At Simberi (PNG) 67% increase in gold production in Q2 2011 (18,131oz) at a gross cash costs of US$822/oz compared to Q1 2011 (10,876oz).
- At Simberi (PNG), 11% decrease in production for the half year to 30 June 2011 (28,998oz) at gross cash costs of US$877/oz compared to the half year to June 2010 (32,847oz).
- At Gold Ridge, first full quarter of production (10,213 oz) and 12,074 ounces for the half year with progressive ramp up throughout calendar 2011.
- Extensive group exploration campaign ($10m - $15m FY 2011 budget) continues at Simberi and Gold Ridge.
- Production for CY 2011 on track for approximately 100,000oz ramping up to over 200,000oz in CY 2012.

Amounts expressed in United States dollars unless otherwise identified.

For further information please contact:

Allied Gold Mining Plc (Investor and Media) - Simon Jemison,
+61 418 853 922

RBC Capital Markets (Joint Corporate Broker) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (Joint Corporate Broker) - Jonathan Walker/Michael Shaw / Ashton Clanfield
+44 (0) 207 710 7600

Buchanan (Financial PR Advisor) - Bobby Morse / Charles O'Brien / Katharine Sutton
+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD).

It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands.

Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is rapidly ramping up production and targeting in excess of 200,000oz in CY 2012.

Amounts expressed in United States dollars unless otherwise identified. Page | 3

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2011

Issued August 15, 2011

All amounts in this MD&A are expressed in United States dollars unless otherwise identified, and references to "$" are to United States dollars.

HIGHLIGHTS – THREE MONTHS ENDED JUNE 30, 2011 ("June quarter")

- **Simberi (PNG)**

- Production for the June quarter of 18,131 (March quarter 2011:10,876) ounces was in line with a budget of 18,189 ounces. Production which was halted in March due to a damaged valve in the tailings system recommenced in April after the Group successfully petitioned the PNG National Court of Justice.
- Cash costs for the quarter were $822 per ounce was lower compared to the $969 per ounce recorded in the March quarter 2011.
- Engineering and design work on the 3.5Mtpa oxide plant expansion continued, focusing on geotechnical investigations and the design of foundations for grinding & classification, leach, and tails thickening areas.

- **Gold Ridge (Solomon Islands)**

- Production at Gold Ridge continues to ramp up and is expected to be at the life-of-mine rates for processing, grade and recovery by December 2011. Production for the June 2011 quarter was 10,213 ounces.
- Gold Ridge will commence recognizing revenue and production costs into the income statement, effective from 1 July 2011.
- Recovery for the June quarter was 63.9%% but is anticipated to increase to LOM average of 82% as production rates increase.
- With plant utilization, grades and recovery improving, Gold Ridge will, during the September quarter, undertake process and recovery optimization activities including research trials to assess the impact of introducing lead nitrate and/or additional oxygen capacity into the plant.
- The Company's commissioning strategy includes the treatment of lower grade remnant ore material from the Valehaichichi pit (the first pit opened more than a decade ago). Therefore it is not until the September 2011 quarter that Gold Ridge will start to see the benefit of higher grades due to the blending of material from the Namachamata pit.
- Resettlement housing is due for completion in the December quarter which will result in the entire mine area cleared by the end of the year.

- **Exploration**

- At Simberi, exploration focused on resource definition and metallurgical core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A new estimate of the Botlu resource is scheduled to be completed in the September Quarter.
- At Gold Ridge, exploration core drilling commenced in April. Drilling is initially targeting the Charivunga Mineralised Zone, where previous operators produced significant down hole intercepts in core holes.

Amounts expressed in United States dollars unless otherwise identified.

HIGHLIGHTS – THREE MONTHS ENDED JUNE 30, 2011 (continued)

▪ Corporate

- In early April the former parent Company, Allied Gold Limited raised $92 million net of transaction costs. As at June 30, 2011 the Group had cash at bank of $83 million.
- The Company had interest bearing loans liabilities of $59 million at June 30, 2011.
- The Group has no gold hedging in place and has full price participation in all gold produced. In the June quarter total gold sold amounted to 21,281 ounces at an average realised price of $1,518 per ounce.
- On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group and commenced trading on the LSE's main market for listed securities on June 30, 2011. Allied Gold Mining PLC also listed on the Australian Securities Exchange and the Toronto Stock Exchange. The Group uses the same ticker code "ALD" on all three exchanges.
- As at June 30, 2011, Allied Gold Mining PLC had 199,755,017 shares and 10,172,904 unlisted options on issue.
- During the June quarter, 249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Sean Harvey having received shareholder approval at the Extraordinary General Meeting on June 6, 2011. The Company has no warrants on issue.
- During the Quarter, the Group recorded a loss after tax of $4.6 million. The loss after tax for the six months period ended June 30, 2011 was $3.1 million.
- On June 30, 2011 Frank Terranova was appointed Managing Director and CEO whilst founding Chairman Mark Caruso moved to a non-executive position.

Amounts expressed in United States dollars unless otherwise identified.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") of Allied Gold Mining PLC ("Allied Gold" or the "Company") is dated August 15, 2011 and provides an analysis of the Company's performance and financial condition for the three months and six months ended June 30, 2011 (the "Quarter" and "Six Months" respectively). This MD&A should be read in conjunction with the Company's interim consolidated financial report for the three and six months ended June 30, 2011 and the notes thereto.

The interim consolidated financial statements of Allied Gold Mining PLC and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and therefore comply with Article 4 of the EU IAS Regulations. Please refer to Note 1 of the Interim Consolidated Financial Report for the three and six months ended June 30, 2011 for a summary of significant accounting policies adopted in the preparation of the financial report, including the application of merger accounting and presentation of results in United States dollars.

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out in the company's most recent Annual Information Form ("AIF") under the section entitled "Risk Factors" and in the Company's prospectus dated June 17, 2011 under the section entitled "Risk Factors". Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Readers are also referred to the "Cautionary Note Regarding Forward-Looking Statements" in this MD&A.

These documents, along with others published by the Company are available under the Company's profile on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Impact of Schemes of Arrangement on this MD&A

On June 30, 2011, Allied Gold Group successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, shares and options of Allied Gold Limited, the former holding company of the Group, on issue as at June 30, 2011 were exchanged on a six for one basis for shares and options in Allied Gold Mining PLC. Allied Gold Mining PLC was admitted to the Main Market of the London Stock Exchange PLC ("the Main Market") with a premium listing, and commenced trading on the Main Market for listed securitieson June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

The implementation of the Schemes of Arrangement have had the following effects on the information presented in this MD&A:

- The Company has adopted a financial year end of December 31. Previously the Group had a financial year end of June 30. The financial information presented in this MD&A therefore relates to the financial year commencing January 1, 2011 and ending December 31, 2011.

- Notwithstanding that the Company acquired control of the Group on June 30, 2011, the Group has applied merger accounting principles such that the information in this MD& A is presented as if the Company has been the holding company of the Group since its formation.

- The Group is now required to comply with the requirements of International Financial Reporting Standards as adopted by the European Union (EU-IFRS). Previously the Group complied with Australian equivalents to International Financial Reporting Standards. At the time of preparation of this MD&A there were no significant differences between the two frameworks.

Additional information on the application of merger accounting is provided in Note 1 to the Company's interim consolidated financial report for the three and six months ended June 30, 2011.

Presentation currency

The Allied Gold Group has previously reported its consolidated results in Australian dollars. To provide greater consistency with reporting by other mining companies listed on the Main Market, the Company has adopted United States (US$) dollars as its presentation currency for the first time in the preparation of this MD&A. Therefore all amounts in this MD&A, including amounts from prior quarters that were originally reported in Australian dollars by the former holding company, Allied Gold Limited are expressed in United States dollars, and references to "$" are to United States dollars. The exchange rates applied during the reporting period and in translating previously reported results into United States dollars were as follows:

Australian dollars (A$) to United States dollars

	30 Jun 2011 Qtr	31 Mar 2011 Qtr	31 Dec 2010 Qtr	30 Sep 2010 Qtr	30 Jun 2010 Qtr	31 Mar 2010 Qtr	31 Dec 2009
Average exchange rates used	1.0637	0.9953	0.9917	0.9057	0.8550	0.9037	-
Period end closing exchange rates used	1.0782	1.0329	1.0232	0.9667	0.8404	0.9169	0.8942

Additional information on the translation of foreign currency amounts into United States dollars is provided in Note 1 to the Company's interim consolidated financial report for the three and six months ended June 30, 2011.

Overview

Allied Gold is a gold producer, developer and exploration Company whose shares are listed on the Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD). Allied Gold's major assets are its 100% owned Simberi gold project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in the Gold Ridge Gold Project ("Gold Ridge") which is located on Guadalcanal Island in the Solomon Islands.

The Simberi Project

The Simberi Project is located in the Pacific Rim of Fire, one of the world's proven and most prospective gold jurisdictions. The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 ("ML 136"), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km^2 area under PNG exploration license 609 ("EL 609") covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate deposits on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The Simberi Project is the subject of a Competent Persons' Report, entitled "Simberi Gold Project, Simberi Island, Papua New Guinea" dated June 17, 2011 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent qualified persons as defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

The Gold Ridge Project

The Gold Ridge Project is located on the Island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. Allied Gold acquired the Gold Ridge Project in November 2009 through its acquisition of Australian Solomons Gold Limited ("ASG").

Prior to the Group acquiring the Gold Ridge Project, previous owners of the project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces. The Gold Ridge Project was shut down in September 2000 as a result of escalating civil unrest in the Solomon Islands. The Regional Assistance Mission to Solomon Islands ("RAMSI') was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity – through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of $200 million per annum for various development and support initiatives.

Following the completion of its acquisition of a100% interest in the Gold Ridge Project, the Group commenced a $150 million redevelopment of the project in March 2010. One year later, in March 2011 the first gold was poured from Gold Ridge under Allied's control and in accordance with the project schedule.

The Gold Ridge Project is the subject of a Competent Persons' Report entitled "Gold Ridge Gold Project,

Amounts expressed in United States dollars unless otherwise identified.

Guadalcanal, Solomon Islands" dated June 17, 2011 prepared for Allied by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Tony Showell of Battery Limits Pty Ltd as independent qualified person as defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

SIMBERI, PNG

Production – Production for quarter of 18,131 ounces compared to 10,867 ounces for the previous quarter and 18,109 ounces for the same period in the prior year. Production recommenced in April after four weeks lost gold production in March due to repairs to the tailings mixing tank. Production for the six months to June 2011 was 28,998 ounces.

Repairs to tailings mixing tank – In early March 2011, processing at Simberi was suspended following the detection of a leak of diluted tailings materials due to damage to a valve and some onshore piping to the tailings mixing tank. Contrary to media reports the leak, which was in the form of diluted tailings material, occurred after processing through the mixing tank. On April 7 2011, Allied, with the full support of Landowners and its national employees, successfully petitioned the PNG National Court of Justice to return to work.

Mill Throughput –The Simberi processing plant continued to perform above its nameplate capacity of 2 million tonnes per annum (Mtpa) although the process recovery decreased to 87.5% in the current quarter from 89.4% in the preceding quarter.

Oxide Plant Expansion – Engineering and design work continued to progress on the planned 3.5Mtpa oxide plant expansion focusing on civil site activities, including the SAG mill and leach tanks. Engineering design for ore reclaimer at Sorowar and Pigiput is progressing and the Company has now included a cyanide detoxification circuit in the flow sheet. Specific design work undertaken includes:

- SAG mill, leach tanks and tails thickener.
- Ore reclaimer at Pigiput and Sorowar and SAG Mill scats crushing.
- Cyanide detoxification.
- Additional camp accommodation.
- New core shed.

Sulphide Bankable Feasibility Study - Metallurgical drilling carried out in the quarter consisted of 5,002.4m of drilling at the Pigiput/Pigibow deposits and limited work at the Botlu deposit. Assays received continued to confirm ore thickness and grade at Pigiput and sufficient sample for roaster test work will be obtained in September 2011 quarter. The BFS will be optimised in 2012 in parallel with obtaining government permits to build and operate a sulphide process plant and mine. The BFS will deliver an economic study on a 2.5Mtpa flotation and roaster circuit, integrated with the current expanded oxide and mining processing expansion project. A presentation was made to the PNG Government summarising the results of the PFS which was completed in 2010.

Amounts expressed in United States dollars unless otherwise identified. Page | 10

GOLD RIDGE, SOLOMON ISLANDS

Production – Production for the June quarter was 10,213 ounces and 12,074 ounces for the half-year. Production in the June quarter was at the lower end of expectations due to the dilutive impacts of ore from the first starter pit. The plant milled 416,694 tonnes for the quarter at a head grade of 1.19 g/t and a recovery rate of 63.9%. As Gold Ridge continued to be in the commissioning stage, revenue from the sale of Gold Ridge production was offset against capitalized production costs.

Construction – The plant ramp up is continuing towards nameplate capacity of 2.5Mtpa. Plant recoveries are close to budget however the Company has embarked on test work and trials to understand and improve recovery of the refractory primary ore that was identified by the previous owners. Plant trials and the laboratory test work will be finalized in the September 2011 quarter. The remaining scopes of work include the heavy vehicle mobile workshop, the warehouse extension, explosives mixing plant and the village resettlement housing and community buildings. These tasks will be completed over the next two quarters.

Mining – The Namachamata pit can now be accessed and is providing ore to be blended with ore from the Valehaichichi deposit. The mine fleet is increasing productivity towards 14,000 tonnes per day of ore and waste. The redevelopment of the Valehaichichi pit has now approached mine designs allowing for more optimal mining of this deposit.

Resettlement - 140 resettlement houses had been completed as at June 30, 2011 with a total 709 people being relocated from the mine area.

CORPORATE

Cash - Cash at Bank as at June 30, of $83 million.

Borrowings - The Company has interest bearing loans of $59 million with a $35 million facility from International Finance Corporation and $15 million finance lease facility from Bank of South Pacific.

Capital Raising - In early April the former parent Company, Allied Gold Limited raised $92 million net of transaction costs.

Main Market listing- The Company entered into a Scheme of Arrangement under which Allied Gold Mining Plc, a new company incorporated in England and Wales, became the holding company of Allied Gold Limited and its controlled entities. The Company then listed on the Main Market, the Australian Securities Exchange and the Toronto Exchange on June 30, 2011.

Change of year-end – In conjunction with the establishment of Allied Gold PLC, the Company's annual balance date is 31 December, hence the June quarter represents its second quarter results for calendar 2011. To provide greater consistency with reporting by other mining companies listed on the main market , the results in this report are presented in USD unless stated otherwise.

Loss after tax - During the Quarter, Group's loss after tax was $4.6 million. The loss after tax for the six month period ended June 30, 2011 was $3.1 million.

EXPLORATION

Simberi, PNG

At Simberi, exploration focused on resource definition and metallurgical core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A total 5,961 metres were drilled in 31 core holes, with 26 holes / 5,112m drilled at Pigiput / Pigibo and 5 holes for 849m at Botlu.

Sample assays were received for 16 core and 18 RC holes; collar details and down hole intercepts are presented in Table 1, Table 2, Table 3 and Table 4).

Better down-hole intercepts found at Botlu in resource definition / metallurgical holes included:

- 21m @ 7.93g/t Au from 48m in Sulphide (SDH180)
- 72m @ 1.88g/t Au from 18m in Oxide, and Sulphide (SDH183)

A new estimate of the Botlu resource is scheduled to be completed in the September quarter.

The metallurgical core drilling programme continued, with 26 holes (5,112m) completed at Pigiput / Pigibo. The programme, required to produce sufficient Sulphide material for roasting testwork, will be completed in the September quarter.

Better down-hole intercepts found at Pigiut in resource definition / metallurgical holes included:

- 46m @ 4.92g/t Au from 103m in Sulphide (SDH184)
- 27m @ 3.89g/t Au from 108m in Sulphide (SDH186)

RC drilling, 46 holes / 2560m, targeting largely Oxide mineralisation, tested an area north of the Pigibo deposit with gold-in-surface samples anomalies.

Results for the holes drilled in the previous quarter west of Botlu and the initial holes drilled north of Pigibo are presented in Table 6 and Table 8 further below.

Table 1 Botlu, Simberi – Diamond Core Collar Hole Details

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
Botlu	SDH177	208128.3	43437.6	221.0	-80 / 360	128.7	0.3
Botlu	SDH178	208665.1	43304.3	157.5	-80 / 180	226.0	3.0
Botlu	SDH179	208455.3	43427.4	192.0	-70 / 180	178.0	0.0
Botlu	SDH180	208321.6	43438.5	216.1	-75 / 180	166.1	2.1
Botlu	SDH181	208293.8	43497.3	208.4	-60 / 180	146.5	3.4
Botlu	SDH183	208260.9	43422.1	221.8	-60 / 360	132.0	0.0

Amounts expressed in United States dollars unless otherwise identified. Page | 12

Table 2 Botu, Simberi - Down hole intercepts, 0.5 g/t assay cut-off in resource infill / metallurgical holes
(intercept definition method described below Table 8)

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH177		**121.0**	**249.7**		**0.29**		**ALS_TSV**
		0.0	121.0	unsampled			
		221.0	223.0	2.0	2.86		SU
SDH178		**0.0**	**226.0**		**0.31**		**ALS_TSV**
		126.0	130.0	4.0	3.70		TR, SU
	incl	***127.0***	***130.0***	***3.0***	***4.01***		***TR, SU***
		189.0	201.0	12.0	1.03		TR, SU
SDH179		**0.0**	**178.0**		**0.65**		**ALS_TSV**
		48.0	58.0	10.0	1.02		OX, SU
	incl	**52.0**	**58.0**	**6.0**	**1.25**		**SU**
		71.0	74.0	3.0	10.9		SU
	incl	***72.0***	***73.0***	***1.0***	***26.5***		SU
		91.0	110.0	19.0	0.72		SU
		122.0	136.0	14.0	1.08		SU
	incl	***135.0***	***136.0***	***1.0***	***5.55***		***SU***
		143.0	152.0	9.0	2.16		SU
	incl	***147.0***	***148.0***	***1.0***	***7.46***		***SU***
SDH180		**0.0**	**166.1**		**1.73**		**ALS_TSV**
		25.0	39.0	14.0	6.96		SU
	incl	***25.0***	***30.0***	***5.0***	***15.3***	***14.7***	***SU***
	incl	***27.0***	***28.0***	***1.0***	***40.7***	***12.1***	***SU***
		48.0	69.0	21.0	7.93		SU
	incl	***49.0***	***50.0***	***1.0***	***5.88***		***SU***
	and	***59.0***	***60.0***	***1.0***	***5.39***		***SU***
	and	***63.0***	***68.0***	***5.0***	***22.8***	***13.1***	***SU***
	incl	***64.0***	***66.0***	***2.0***	***39.5***	***19.0***	***SU***
SDH181		**0.0**	**146.5**		**1.06**		**ALS_TSV**
		1.0	35.0	34.0	1.78		TR, SU
	and	***19.0***	***31.0***	***12.0***	***3.66***		***SU***
	incl	***21.0***	***31.0***	***10.0***	***3.99***		***SU***
	incl	***26.0***	***27.0***	***1.0***	***11.4***	***20.9***	***SU***
		45.0	54.0	9.0	1.08		SU
		62.0	***73.0***	***11.0***	***1.53***		***SU***
	incl	***63.0***	***69.0***	***6.0***	***1.65***		***SU***
		78.0	82.0	4.0	1.79		SU
		96.0	117.0	21.0	1.25		SU

Amounts expressed in United States dollars unless otherwise identified. Page | 13

Hole		From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
	incl	***98.0***	***108.0***	***10.0***	***1.92***		***SU***
	incl	***102.0***	***103.0***	***1.0***	***7.29***	***27.6***	***SU***
		135.0	146.5	11.5	1.95		SU
SDH183		**0.0**	**132.0**		**1.35**		**ALS_TSV**
		0.0	15.0	15.0	1.41		OX, SU
	incl	***13.0***	***15.0***	***2.0***	***6.02***		***OX***
		18.0	90.0	72.0	1.88		OX, SU
	incl	***52.0***	***53.0***	***1.0***	***6.01***	***11.3***	***OX***
	and	***55.0***	***57.0***	***2.0***	***5.85***	***8.8***	***SU***
	and	***67.0***	***90.0***	***23.0***	***2.50***		***SU***
	incl	***67.0***	***70.0***	***3.0***	***4.25***		***SU***
	and	***88.0***	***90.0***	***2.0***	***9.35***		***SU***
		93.0	104.0	11.0	1.31		SU
	incl	***101.0***	***103.0***	***2.0***	***3.58***		***SU***
	incl	***101.0***	***102.0***	***1.0***	***5.30***	***17.7***	***SU***

Table 3 Pigibo / Pigiput, Simberi – Diamond Core Hole Collar Details

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
Pigiput	SDH182	209133.5	44362.6	194.5	-75 / 060	241.0	4.9
Pigiput	SDH184	209060.6	44397.9	182.5	-60 / 180	162.0	0.0
Pigiput	SDH185	208931.2	44300.1	251.5	-75 / 360	202.0	0.6
Pigiput	SDH186	209062.1	44396.5	182.4	-65 / 210	155.1	12.5
Pigiput	SDH187	208901.7	44251.6	251.5	-75 / 360	202.0	2.7
Pigiput	SDH188	209064.3	44396.2	182.5	-60 / 330	70.9	0.7
Pigibo	SDH189	208914.3	43553.5	234.3	-60 / 360	130.0	4.1
Pigibo	SDH190	209001.6	43578.4	242.6	-75 / 180	176.0	0.9

Amounts expressed in United States dollars unless otherwise identified.

Table 4 Pigiput – Pigibo, Simberi - Down hole intercepts, 0.5 g/t assay cut-off in resource infill / metallurgical holes (intercept definition method described below Table 8)

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
SDH182	**-75 / 60**	**0.0**	**241.0**		**0.84**		**ALS_TSV**
loss 0.2m		4.0	15.0	11.0	4.33		OX
loss 0.1m	***incl***	***4.0***	***10.0***	***6.0***	***7.22***		***OX***
	incl	***4.0***	***7.0***	***3.0***	***11.8***		***OX***
loss 0.2m		18.0	30.0	12.0	0.89		OX
loss 0.4m		149.0	206.0	57.0	1.47		SU
loss 0.1m	***incl***	***154.0***	***175.0***	***21.0***	***2.33***	***21.3***	***SU***
	incl	***159.0***	***164.0***	***5.0***	***2.66***	***38.7***	***SU***
	and	***173.0***	***175.0***	***2.0***	***7.33***	***70.1***	***SU***
	incl	***173.0***	***174.0***	***1.0***	***10.6***	***77.5***	***SU***
		228.0	237.0	9.0	1.68		SU
	incl	***229.0***	***233.0***	***4.0***	***2.93***		***SU***
SDH184	**-60 / 180**	**0.0**	**162.0**		**1.70**		**ALS_TSV**
		85.0	91.0	6.0	1.84		SU
		103.0	149.0	46.0	4.92		SU
	incl	***104.0***	***135.0***	***31.0***	***6.93***		***SU***
	incl	***114.0***	***121.0***	***7.0***	***24.5***		***SU***
	incl	***117.0***	***121.0***	***4.0***	***40.7***		***SU***
	incl	***117.0***	***119.0***	***2.0***	***75.9***	***54.1***	***SU***
	and	***131.0***	***133.0***	***2.0***	***3.16***		***SU***
		152.0	158.0	6.0	2.64		SU
	incl	***155.0***	***158.0***	***3.0***	***4.52***	***63.5***	***SU***
SDH185	**-75 / 360**	**0.0**	**202.0**		**1.11**		**ALS_TSV**
		9.0	83.0	74.0	1.39		OX
	incl	***22.0***	***28.0***	***6.0***	***1.53***		OX
	and	***30.0***	***34.0***	***4.0***	***1.61***		OX
	and	***40.0***	***57.0***	***17.0***	***2.18***		OX
	incl	***46.0***	***52.0***	***6.0***	***3.50***		OX
	incl	***50.0***	***51.0***	***1.0***	***5.82***		OX
	and	***65.0***	***75.0***	***10.0***	***2.05***		OX
	incl	***66.0***	***68.0***	***2.0***	***4.10***		OX
	and	***77.0***	***82.0***	***5.0***	***1.09***		OX
		123.0	144.0	21.0	1.64		SU
	incl	***132.0***	***144.0***	***12.0***	***2.14***		SU
	incl	***135.0***	***136.0***	***1.0***	***11.3***		SU

Amounts expressed in United States dollars unless otherwise identified.

Deposit	*Hole ID*	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
		156.0	174.0	18.0	1.07		SU
	incl	*168.0*	*170.0*	*2.0*	*3.90*		SU
	incl	*169.0*	*170.0*	*1.0*	*5.89*		SU
		189.0	194.0	5.0	6.62		SU
	incl	*190.0*	*193.0*	*3.0*	*10.6*		SU
SDH186	**-65 / 210**	**0.0**	**155.1**		**1.64**		**ALS_TSV**
loss 2.6m		31.0	46.0	15.0	0.62		TR
loss 0.2m		96.0	102.0	6.0	0.88		TR, SU
loss 4.2m		108.0	135.0	27.0	3.89		SU
loss 2.8m	*incl*	*112.0*	*126.0*	*14.0*	*6.31*		*SU*
loss 1.7m	*incl*	*115.0*	*119.0*	*4.0*	*2.52*	*19.9*	*SU*
loss 0.3m	*and*	*123.0*	*126.0*	*3.0*	*22.5*	*21.2*	*SU*
	incl	*123.0*	*124.0*	*1.0*	*43.3*	*37.3*	*SU*
loss 0.8m	*and*	*129.0*	*135.0*	*6.0*	*2.10*		*SU*
		141.0	155.1	14.1	8.13		SU
	incl	*143.0*	*154.0*	*11.0*	*10.3*		*SU*
	incl	*144.0*	*147.0*	*3.0*	*26.0*		*SU*
	incl	*145.0*	*147.0*	*2.0*	*36.8*	*16.0*	*SU*
	and	*151.0*	*154.0*	*3.0*	*7.98*		*SU*
SDH187	**-75 / 360**	**0.0**	**202.0**		**0.38**		**ALS_TSV**
		0.0	7.0	7.0	1.36		OX
loss 0.1m		93.0	97.0	4.0	3.82		SU
loss 0.1m	*incl*	*93.0*	*95.0*	*2.0*	*6.27*		SU
		153.0	162.0	9.0	0.84		SU
		182.0	191.0	9.0	0.91		SU
SDH188	**-60 / 330**	**122.0**	**192.9**		**1.39**		**ALS_TSV**
		0.0	122.0	122.0	Unsampled		
loss 0.7m		128.0	192.9	64.9	1.49		SU
	incl	*132.0*	*166.0*	*34.0*	*1.99*		*SU*
	incl	*144.0*	*146.0*	*2.0*	*2.84*		*SU*
	and	*151.0*	*154.0*	*3.0*	*2.95*		*SU*
loss 0.7m	*and*	*173.0*	*192.9*	*19.9*	*1.09*		*SU*
SDH189	**-60 / 360**	**0.0**	**130.0**		**1.50**		**ALS_TSV**
loss 2.1m		12.0	40.0	28.0	0.82		OX
loss 1.3m	*incl*	*14.0*	*20.0*	*6.0*	*1.10*		*OX*
loss 1.2m		44.0	125.0	81.0	2.03		OX, TR, SU
	incl	*61.0*	*71.0*	*10.0*	*1.23*		*SU*

Amounts expressed in United States dollars unless otherwise identified.

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)	Core Loss (m)
	and	*74.0*	*76.0*	*2.0*	*11.4*		*SU*
	incl	*74.0*	*75.0*	*1.0*	*21.1*	*17.1*	*SU*
loss 1.2m	*and*	*81.0*	*120.0*	*39.0*	*2.74*		*SU*
	incl	*94.0*	*116.0*	*22.0*	*3.61*		*SU*
	incl	*95.0*	*96.0*	*1.0*	*7.66*		*SU*
loss 0.2m	*and*	*105.0*	*106.0*	*1.0*	*4.93*		*SU*
	and	*108.0*	*109.0*	*1.0*	*5.52*		*SU*
SDH190	**-75 / 180**	**0.0**	**176.0**		**0.93**		**ALS_TSV**
		78.0	136.0	58.0	1.79		OX, SU
	and	*92.0*	*126.0*	*34.0*	*2.35*		*OX, SU*
	incl	*109.0*	*111.0*	*2.0*	*3.55*		*SU*
	and	*114.0*	*123.0*	*9.0*	*3.01*		*OX, SU*
	and	*128.0*	*132.0*	*4.0*	*1.92*		*SU*
loss 0.7m		138.0	151.0	13.0	0.74		SU
		164.0	176.0	12.0	1.93		SU
	incl	*169.0*	*171.0*	*2.0*	*4.59*		*SU*
	incl	*169.0*	*170.0*	*1.0*	*6.69*		*SU*
	and	*173.0*	*175.0*	*2.0*	*4.78*		*SU*
	incl	*173.0*	*174.0*	*1.0*	*7.89*		*SU*

Table 5 Table 3 Botlu, Simberi – RC Hole Collar Details

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)
Botlu	RC1863	208360.2	43377.1	200.9	-70 / 180	70.0
Botlu	RC1867	208364.4	43119.2	124.6	-65 / 180	80.0
Botlu	RC1868	208276.7	43044.3	133.4	-65 / 180	82.0
Botlu	RC1869	208278.4	43044.3	133.6	-60 / 360	80.0
Botlu	RC1870	208366.9	43118.5	124.4	-65 / 360	80.0
Botlu	RC1871	208418.3	43134.6	111.9	-65 / 360	80.0
Botlu	RC1872	208417.6	43134.4	111.9	-65 / 90	80.0
Botlu	RC1873	208404.8	42940.7	111.8	-65 / 180	80.0
Botlu	RC1874	208403.2	42941.1	111.7	-65 / 360	80.0
Botlu	RC1875	208431.6	43072.1	101.8	-65 / 360	73.0

Amounts expressed in United States dollars unless otherwise identified.

Table 6 Botlu, Simberi - Down hole intercepts, 0.5 g/t assay cut-off in Exploration RC holes (intercept definition method described below Table 8)

Hole	Dip/Azio	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1863	**-70 / 180**	**0.0**	**70.0**		**0.41**	**EXLAB**
		34.0	52.0	18.0	1.27	SU
	incl	***34.0***	***38.0***	***4.0***	***2.7***	***SU***
RC1867	**-65 / 180**	**0.0**	**80.0**		**0.45**	**EXLAB**
		1.0	16.0	15.0	0.96	OX, TR, SU
		49.0	59.0	10.0	0.77	SU
RC1868	**-65 / 180**	**0.0**	**82.0**		**0.30**	**EXLAB**
		0.0	8.0	8.0	2.18	OX
	incl	***3.0***	***4.0***	***1.0***	***6.02***	***OX***
RC1869	**-60 / 360**	**0.0**	**80.0**		**0.55**	**EXLAB**
		7.0	19.0	12.0	1.88	OX
	incl	***9.0***	***14.0***	***5.0***	***2.82***	***OX***
RC1870	**-65 / 360**	**0.0**	**80.0**		**0.32**	**EXLAB**
		0.0	12.0	12.0	0.79	OX, SU
RC1871	**-65 / 360**	**0.0**	**80.0**		**0.52**	**EXLAB**
		0.0	6.0	6.0	4.29	OX
	incl	***3.0***	***4.0***	***1.0***	***18.1***	***OX***
		24.0	31.0	7.0	0.97	SU
RC1872	**-65 / 90**	**0.0**	**80.0**		**0.32**	**EXLAB**
		1.0	9.0	8.0	0.69	OX, SU
		20.0	29.0	9.0	1.01	SU
RC1873	**-65 / 180**	**0.0**	**80.0**		**0.22**	**EXLAB**
		0.0	7.0	7.0	1.16	OX, TR
RC1874	**-65 / 360**	**0.0**	**80.0**		**0.59**	**EXLAB**
		13.0	18.0	5.0	1.15	OX, TR
		35.0	50.0	15.0	0.71	TR
		55.0	65.0	10.0	1.06	TR, SU
		68.0	77.0	9.0	1.00	TR, SU
RC1875	**-65 / 360**	**0.0**	**73.0**		**0.04**	**EXLAB**
		No significant intercepts				

Amounts expressed in United States dollars unless otherwise identified.

Table 7 Table 3 Pigibo, Simberi – RC Hole Collar Details

Deposit	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)
Pigibo	RC1861	208739.3	43595.3	269.9	-60 / 180	100.0
Pigibo	RC1862	208742.2	43550.9	273.3	-60 / 180	110.0
Pigibo	RC1864	208703.6	43393.5	186.6	-60 / 180	96.0
Pigibo	RC1865	208704.0	43394.4	186.1	-60 / 360	67.0
Pigibo	RC1866	208658.4	43357.2	185.0	-60 / 180	100.0

Table 8 Pigibo, Simberi - Down hole intercepts, 0.5 g/t assay cut-off in Exploration RC holes (intercept definition method described below Table 8)

Hole	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1861	**0.0**	**100.0**		**0.14**	**EXLAB**
	32.0	33.0	1.0	10.2	
RC1862	**0.0**	**110.0**		**0.36**	**EXLAB**
	58.0	59.0	1.0	16.1	OX
	62.0	66.0	4.0	4.74	OX
incl	***63.0***	***65.0***	***2.0***	***5.77***	***OX***
RC1864	**0.0**	**96.0**		**0.04**	**EXLAB**
	No significant intercepts				
RC1865	**0.0**	**67.0**		**0.02**	**EXLAB**
	No significant intercepts				
RC1866	**0.0**	**100.0**		**0.68**	**EXLAB**
	35.0	43.0	8.0	0.78	TR, SU
	50.0	58.0	8.0	0.83	***SU***
	61.0	76.0	15.0	1.69	***TR, SU***
incl	***72.0***	***75.0***	***3.0***	***3.30***	***SU***
	89.0	97.0	8.0	2.63	***SU***
incl	***91.0***	***94.0***	***3.0***	***4.13***	***SU***

NOTE: Sampling, Assaying and Down Hole Intercept Calculation Methods applicable to **Table 2,**

Amounts expressed in United States dollars unless otherwise identified.

Table 4, Table 6 and **Table 8** above.

Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs, of 2.5g/t , 5.0g/t and 10g/t, are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied

All samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Island. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by either ALS Townsville (tagged ALS_TSV in the header) or Simberi EXLAB (tagged EXLAB), an on-site laboratory dedicated to exploration samples.

The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of the hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

All intercepts are calculated over down hole lengths and more information is required to determine the true width.

Tatau / Tabar Islands, PNG - Core drilling was completed in the Mt Tiro area, in south-west Tatau, with 3 holes completed during the quarter (Table 9). While results are awaited, the core rig was shipped back to Simberi Island to assist with an Oxide exploration programme along the northern edge of the Sorowar deposit.

Gridding and auger soil sampling continued in the Banesa prospect area, Big Tabar Island and a complementary IP geophysical survey in planned. Exploration is targeting extensions of the copper-gold porphyry mineralization intersected by core drilling in early 2009.

Table 9 Tatau Prospects - Collar Details

Prospect / Island	Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip / Azi	Total Length (m)
Mt Tiro, Tatau	TTD022	37067.3	188189.5	319.0	-60 / 187	201.0
Mt Tiro, Tatau	TTD023	37496.7	188532.2	271.0	-60 / 250	212.0
Mt Tiro, Tatau	TTD024	37101.0	188435.0	299.0	-65 / 332	200.0

Renewal of EL609

Exploration License 609 held by the Group in relation to Simberi expired on 5 May 2011. The Group lodged an application for the renewal of the licence for an additional two year term in February 2011. The renewal application is being considered by the PNG Mineral Resources Authority in accordance with its normal operating procedures. Warden's hearings in relation to the renewal were commenced in July 2011

The Group has no reason to believe that Exploration License 609 will not be renewed for an additional two year term. Pending any decision by the relevant regulatory authorities regarding the renewal application, Exploration License 609 is held over on a statutory basis in favour of the license holder, Nord Australex Nominees (PNG) Ltd.

Amounts expressed in United States dollars unless otherwise identified. Page | 20

Gold Ridge, Solomon Islands

Exploration core drilling commenced in April. Drilling is initially targeting the Charivunga Mineralised Zone, where previous operators produced significant down hole intercepts in core holes. The aim of the current programme is to test areas, up-dip from the previous intercepts, at sufficient density to allow a resource estimate to be made. Three holes were completed and a fourth was in progress with a total 1,270m drilled in the quarter.

Results are awaited for 348 samples, submitted for analysis, from selected intervals in the completed holes.

Prospect	Hole ID	GR_Mine North (m)	GR_mine East (m)	RL (m)	Dip / Azi	Total Length (m)
Charivunga	GDC001	40327.7	23673.8	422.1	-60 / 173	317.5
Charivunga	GDC002	40456.7	23599.7	437.3	-60 / 116	350.5
Charivunga	GDC003	40450	23600	436.5	-60 / 149	350.0
Charivunga	GDC004	40450	23600	436.5	-65 / 180	251.8[(i)]

(i) Hole in progress

SPL194

GRML owns an exclusive right to SPL194, being a right to prospect for all minerals in the area comprising SPL194. That grant was given to GRML under the Assignment Agreement for Gold Ridge Mining Agreement dated 12 May 2005 The grant does not fully crystallise until GRML enters into an 'access rights agreement' with the landowners of the land the subject of SPL194 pursuant to the Mines and Minerals Act (SI) 1996. That agreement is in an advanced state of negotiations and is expected to be finalised in 2011. Once that agreement is executed, the current Letter of Intent issued to GRML under the Act converts to a formal grant of SPL194. Most importantly, the covenants in the Assignment of Mining Lease exclude all others from applying or being granted mineral rights to SPL194 and GRML holds an exclusive prospecting right to that area.

Amounts expressed in United States dollars unless otherwise identified. Page | 21

RESULTS OF OPERATIONS

Cash position as at June 30, 2011

Allied Gold's cash position as at June 30, 2011 was $84.2 million in available cash and cash equivalents, compared with $16.8 million as at March 31, 2011 and $37.3 million as at December 31, 2010. The increase was primarily attributable to completion of a $92 million (net of transaction fees) placement in April 2011 of new ordinary shares in the former holding company Allied Gold Limited to institutional and sophisticated investors.

Quarter ended June 30, 2011 as compared to Quarter ended June 30, 2010

The tables below summarises the key financial and operating statistics for Allied Gold's mining and processing activities for the Quarter and the Previous Quarter:

Key financial statistic	3 months ended June 30, 2011 $000	3 months ended June 30, 2010 $000
Sales revenue	22,807	16,721
Gross margin	2,154	(191)
Gains / (losses) on derivatives	-	728
Corporate expenses	(5,091)	(2,804)
Share based remuneration	(52)	(8)
Impairment of available for sale assets	-	(7)
(Loss) / Gain on (disposal) / acquisition of subsidiary	(170)	31,350
Foreign exchange gain / (loss)	(1,114)	2,504
Other income	536	2,126
Financial expenses	(852)	(2,848)
(Loss)/profit for the period	**(4,589)**	**30,850**

Note: *The sales revenue and gross margin presented above relate wholly to the Group's Simberi operations as the Gold Ridge operation continued to be in the construction phase as at June 30, 2011 with all expenses and revenue being capitalised.*

Key financial statistics		
Cashflow from operations	6,975	4,501
Cashflow from investing activities	(35,123)	(18,453)
Cashflow from financing activities	91,648	(529)
Net cash inflows / (outflows)	**63,500**	**(14,481)**

Key operating statistic	Unit of measure	3 months ended June 30, 2011	June 30, 2010
Simberi			
Waste mined	tonnes	402,130	241,258
Ore mined	tonnes	605,366	552,420
Ore processed	tonnes	563,331	544,317
Grade	grams of gold/tonne	1.14	1.16
Recovery	%	87.5	90.0
Gold produced	ounces	18,131	18,109
Gold sold	ounces	15,005	16,526
Gold Ridge			
Waste mined	tonnes	1,069,133	-
Ore mined	tonnes	293,584	-
Ore processed	tonnes	416,694	-
Grade	grams of gold/tonne	1.19	-
Recovery	%	63.9	-
Gold produced	ounces	10,213	-
Gold sold	ounces	6,276	-

Results for the Quarter compared to the Previous Quarter

As a result of adopting USD as a presentation currency, the results of the Group are subject to volatility on translation from the individual subsidiaries functional currencies (Australian dollars denominated) into USDs. The results for the June 2011 quarter have been translated at an average exchange rate of A$/US$1.0637 compared to the results of June 30, 2010 when the average exchange rate was A$/US$0.8550.

Allied Gold reported revenue of $22.8 million and a net loss of $4.6 million or (2.60) cents per share for the quarter, compared with revenue of $16.7 million and a net profit of $30.9 or 17.8 cents per share for the prior corresponding quarter ended June 30, 2010 (the "Previous Quarter").

The results for the quarter (June 2011) as compared to the Previous Quarter (June 2010) reflect the following:

- Gold revenue for the quarter of $22.8 million was 36% higher than gold revenue of $16.7 million in the Previous Quarter for the following reasons:
  - Whilst ounces sold during the quarter were lower at 15,005ozs compared to 16,526ozs, the gold price realised per ounce was higher, $1,518 per ounce compared to $1,150 per ounce (a favourable variance of $368 per ounce or $6.1 million in revenue).
  - The average realised gold price in the previous quarter (June 2010) is net of adjustments against revenue of $2.9 million arising from the Group's hedge book. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging losses crystallised at that time were amortised in accordance with the original maturity schedule of the hedge book. The final maturity of the hedge book at the time of its closure in February 2010 was December 31, 2010 and as such there was no further hedge accounting adjustments required for the June 2011 quarter.
  - Gold production from Simberi of 18,131 ounces was approximately equal to the Previous Quarter, 18,109 ounces.

Amounts expressed in United States dollars unless otherwise identified.

- Cost of sales of $20.7 million for the quarter equates to $1,376 per ounce of gold sold compared to the Previous Quarter costs of sales of $16.9 million or $1,023 per ounce (variance of $353 per ounce or $3.8 million). Costs per ounce were mostly higher during the quarter due to:
  - exchange rate movement resulting in a negative impact of $250 on costs per ounce sold or $4.1 million; and
  - whilst the actual costs of gold sold decreased by $0.4 million, on the costs per ounce basis there has been a negative impact of $103 per ounce as a result of recognising higher costs of Gold and Ore stocks that have been carried through inventory subsequent to the unlanned cessation .
  - the table below provides details of the costs of sales for the two periods by key operating costs elements including variances due to exchange rate movements and operating activities.

Cost of sales	**3 months to June 2010 0.8550 $m**	**Variance FX $m**	**Operating $m**	**3 months to June 2011 1.0637 $m**
Employee expenses	(2.4)	(0.6)	0.3	(2.7)
Stores and other consumables	(2.7)	(0.7)	0.6	(2.8)
Fuel, power and water	(2.2)	(0.5)	(0.7)	(3.4)
Maintenance	(2.3)	(0.6)	1.0	(1.8)
Other	(2.7)	(0.6)	(2.4)	(5.7)
	(12.3)	(3.0)	(1.2)	(16.4)
Depreciation and amortisation charges	(3.2)	(0.8)	(0.9)	(4.9)
Changes in inventories and work in progress	(1.0)	(0.2)	2.4	1.2
	(16.5)	(4.0)	0.4	(20.1)
Royalties	(0.4)	(0.1)	0.0	(0.5)
Total Cost of sales	(16.9)	(4.1)	0.4	(20.7)

The Company has increased its corporate office presence to carry out a number of centralised functions (purchasing, human resources, information technology and training) to support its two operations contributing to increased corporate costs. Increased corporate expenses incurred of $5.1 million during the current quarter compared to $2.8 million in the Previous Quarter (a negative variance of $2.3 million) were due to expenditure of approximately $4 million associated with the Schemes of Arrangement and the Company moving to the Main Market and negative exchange rate movement impact $0.7 million, which were partially offset by shared services costs charged back to the operations.

- Other income for the quarter of $0.5 million relates to interest income earned compared to $1.1 million in the quarter, due to much higher cash on hand held during the previous quarter. Previous quarter income also includes a gain on disposal of investment of $0.9 million.

Cash and cash flows for the Quarter compared to the Previous Quarter

In the quarter, Allied Gold reported a net increase in cash and cash equivalents of $63.5 million compared to a net decrease of $0.5 million in cash and cash equivalents in the Previous Quarter. The increased cash inflow in the Quarter was primarily due to:

- Cash generated from operating activities of $7.0 million in the quarter compared to the Previous Quarter of $4.5 million attributed to:
  - Receipts from gold sales in the quarter were $8.3 million higher than in the Previous Quarter due to:
    - higher average gold price realised ($1,518 per ounce compared to $1,150 per ounce)and
    - $2.0 million included in trade receivable during the Previous Quarter, while no proceeds were outstanding at the end of the quarter.
  - The increased cash inflow due to increased receipts from sales was partially offset by an increase in payments to suppliers and employees of $5.9 million. This was mainly due to:
    - exchange rate movements contributing $2.5 million (negative) and
    - higher corporate costs due to the costs associated with increased corporate presence to carry out a number of centralised functions and moving to the Main Market.
- Cash used by investing activities increased from $18.5 million in the Previous Quarter to $35.1 million in the Quarter due to payments to Gold Ridge suppliers and employees being shown as capital investment cash flows during the commissioning stage of the Gold Ridge Development project. In addition, there was further significant investment expenditure during the quarter primarily in relation to the Gold Ridge redevelopment and the ongoing Simberi Sulphide Feasibility project.

- Cash generated by financing activities increased from an outflow of $0.5 million in the Previous Quarter to an inflow of $91.6 million during the current quarter. The current quarter includes proceeds from the issue of shares of $92 million (net of transaction costs) relating to private placement announce in April.

Amounts expressed in United States dollars unless otherwise identified.

Six months ended June 30, 2011 as compared to six months ended June 30, 2010

The tables below summarise the key financial and operating statistics for Allied's mining and processing activities for the six months ended June 30, 2011 (**Six Months**), the six months ended June 30, 2010 (**Previous Six Months**), and the year ended December 31, 2010:

	6 months ended		**12 months ended**
Key financial statistic	**June 30, 2011 $000**	**June 30, 2010 $000**	**December 31, 2010 $000**
Sales revenue	44,712	30,148	69,018
Gross margin	7,291	2,067	10,031
Gains / (losses) on derivatives	-	534	534
Corporate expenses	(8,832)	(5,959)	(10,654)
Share based remuneration	(52)	(8)	1,235
Impairment of available for sale assets	-	(7)	(7)
(Loss) / gain on (disposal) / acquisition of subsidiary	(170)	31,350	31,350
Foreign exchange gain / (loss)	(333)	852	1,334
Other income	675	2,509	7,201
Financial expenses	(1,643)	(3,594)	(4,061)
(Loss)/profit for the period	**(3,064)**	**27,744**	**36,962**

Note: *The sales revenue and gross margin presented above relate wholly to the Group's Simberi operations as the Gold Ridge operation continued to be in the construction phase as at June 30, 2011 with all expenses and revenue being capitalised.*

Key financial statistics			
Cashflow from operations	13,732	(10,717)	(3,392)
Cashflow from investing activities	(57,985)	(50,649)	(148,330)
Cashflow from financing activities	89,063	(2,122)	40,733
Net cash outflows	**44,810**	**(63,488)**	**(110,990)**

Key operating statistic	Unit of measure	6 months ended June 30, 2011	6 months ended June 30, 2010	12 months ended December 31, 2010
Simberi				
Waste mined	tonnes	970,131	427,869	1,491,093
Ore mined	tonnes	1,028,879	991,742	2,241,526
Ore processed	tonnes	932,121	983,635	2,137,139
Grade	grams of gold/tonne	1.10	1.20	1.16
Recovery	%	88.3	87.5	88.9
Gold produced	ounces	28,998	32,847	69,974
Gold sold	ounces	31,039	30,591	64,147
Gold Ridge				
Waste mined	tonnes	1,655,917	-	-
Ore mined	tonnes	460,321	-	-
Ore processed	tonnes	471,676	-	-
Grade	grams of gold/tonne	1.21	-	-
Recovery	%	64.6	-	-
Gold produced	ounces	12,074	-	-
Gold sold	ounces	6,276	-	-

Results for the Six Months compared to the Previous Six Months

As a result of adopting United States dollars as a presentation currency, the results of the Group are subject to volatility on translation from the individual subsidiaries functional currencies (Australian dollars denominated). The results for the Six Months to June 30, 2011 have been translated at an average exchange rate of A$/US$1.0340 compared to the results of June 30, 2010 at the average exchange rate was A$/US$0.8794.

Allied Gold reported revenue of $44.7 million and a net loss of $3.1 million or (1.65) cents per share for the Six Months, compared with revenue of $30.1 million and a net profit of $27.7 million or 16.02 cents per share for the Previous Six Months ended June 30, 2010.

The results for the Six Months as compared to the Previous Six Months reflect the following:

- Gold sales of 31,039 ounces in the Six Months were at an average realized price of $1,447 per ounce compared to gold sales of 30,591 ounces in the Previous Six Months which were at an average realized price (net of hedging adjustments) of $1,133 per ounce. The current Six Months revenue was high due to:
    - sale of 30,591 ounces delivered at spot at $1,183 per ounce realising a revenue of $31.1 million (including non-cash adjustment against revenue arising from early hedge book closeout of $5.1 million) in the Previous Six Months;
    - higher average gold price realised; and
    - Add back non-cash adjustments relating to the Previous Six Months of $5.1million. The non-cash adjustment against revenue arising from hedge book. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging losses that crystallised at that time were required to be amortised in accordance with the hedge maturity schedule. The final

Amounts expressed in United States dollars unless otherwise identified. Page | 27

maturity of the hedge book was December 31, 2010 and as such the current six month period revenue is the first to have no hedge book adjustment.

  - Gold production from Simberi of 28,998 ounces during the Six Month compared to the Previous Six Months of 32,847 ounces. This was due to the loss of four weeks of gold production in March due to repairs at the tailings line and whilst ore mined increased during the period, the average grade mined achieved was lower at 1.1 grams per tonne (1.2 grams per tonne in the Previous Six Months).

- Cost of sales of $37.4 million for the Six Month equates to $1,206 per ounce of gold sold compared to the Previous Six Months costs of sales of $28.0 or $918 per ounce (variance of $288 per ounce or $9.3 million). Costs per sold ounce were mostly higher during the quarter due to:
  - exchange rate movement resulting in a negative impact of $161 on costs per ounce sold or $4.9 million and
  - the other variance of $4.4 million (or $127 per ounce) relates to increase in operating costs as per the detail costs per sales analysis below. The fuel and power generation expenditure relates to higher world crude oil prices, other expenditure relates to charge back of corporate shared services expenditure during the current six months and deprecation and amortisation reflects investment by the Group in plant property and equipment including mobile equipment under finance leases.

Cost of sales	**6 months to June 2010**	**Movements**		**6 months to June 2011**
	0.8794	**FX**	**Operating**	**1.034**
	$m	**$m**	**$m**	**$m**
Employee expenses	(4.2)	(0.7)	(0.4)	(5.3)
Stores and other consumables	(4.1)	(0.7)	(0.3)	(5.1)
Fuel, power and water	(4.1)	(0.7)	(1.0)	(5.8)
Maintenance	(4.5)	(0.8)	1.5	(3.8)
Other	(4.6)	(0.8)	(4.5)	(9.8)
	(21.4)	(3.8)	(4.7)	(29.8)
Depreciation and amortisation charges	(6.1)	(1.1)	(1.3)	(8.5)
Changes in inventories and work in progress	0.2	0.0	1.7	1.9
	(27.3)	(4.8)	(4.3)	(36.4)
Royalties	(0.8)	(0.1)	(0.1)	(1.0)
Total Cost of sales	(28.1)	(4.9)	(4.4)	(37.4)

- The Company has increased its corporate presence to carry out a number of centralised functions (purchasing, human resources, information technology and training) to support its two operations. Corporate expenses incurred of $8.8 million during the Six Months compared to $6.0 million in the Previous Six (a negative variance of $2.8 million) were due to expenditure associated with the Schemes of Arrangement and the Company moving to the main board of the London Stock Exchange ($4 million) and exchange rate movement of $1.1 million (negative), which were partially offset by shared services costs charged back to the operations.
- The Previous Six Months' results include $31.4 million as a gain on acquisition in relation to the purchase ofASG. ASG was the ultimate parent entity of the group that owned the Gold Ridge project prior to purchase by Allied Gold Limited.
- Other income for the Six Month of $0.7 million relates to interest income earned compared to $1.4 million in the quarter, due to much higher cash on hand held during the previous quarter. Previous Six Months income also includes a gain on disposal of investment of $0.9 million.

Cash and cash flows for the Six Months compared to the Previous Six Months

In the Six Months, Allied Gold reported a net increase in cash and cash equivalents of $44.8 million compared to a net decrease in cash and cash equivalents of $63.4 million in the previous Six Months. The cash movements during this period were primarily due to:

- Cash generated from operating activities of $13.7 million in the Six Months compared to cash outflow in Previous Six Months of $10.7 million attributed to:
- Receipts from gold sales in the Six Months were $16.4 million higher than in the Previous Six Months due to:
  - higher average gold price realised; and
  - $2.8 million included in trade receivable during in Previous Six Months, while no proceeds were outstanding during the Six Months.
  - Realised hedge losses relating to the Previous Six Months of $5.1million.
- The increased cash inflow due to increased receipts from sales was partially offset by an increase in payments to suppliers and employees of $7.9 million. This was mainly due to:
  - exchange rate movements contributing $4.4 million (negative); and
  - higher operating expenditure as per costs of sales table above and higher corporate costs due to the costs associated with moving to the main board of the London Stock Exchange, which was partially offset bypositive working capital movements.

- Previous Six Months operating cash flow includes net payments of $16.1million relating to the close out of the Group's gold hedging commitments.

- Proceeds from equity raisings of $92 million (net of capital raising costs) in the Six Months compared to $1.6 million debt finance in the Previous Six Months.

- Cash used by investing activities increased from $50.6 million in the Previous Six Months to $58.0 in the Six Months due primarily to capital expenditure on property, plant and equipment in relation to Gold Ridge Project of $44 million which commenced in April 2010.

Amounts expressed in United States dollars unless otherwise identified.

Liquidity and Capital Resources (June 2011 to 31 December 2010)

	June 30 2011 US$ 000	Dec. 31 2010 US$000
Assets		
Cash and cash equivalents	83,076	37,333
Trade and other receivables and other assets	5,053	5,721
Inventories	54,656	21,823
Non-Current Assets	501,018	411,499
Total Assets	**643,803**	**476,376**
Liabilities		
Current Liabilities	103,268	27,695
Non-Current Liabilities	33,897	53,888
Total Liabilities	**137,165**	**81,583**
Net Assets	**506,638**	**394,793**
Working Capital (excludes Non Current Assets and Liabilities)	**39,517**	**37,182**

Cash and Cash equivalents

Allied Gold's cash position as at June 30, 2011 was $83.1 million in available cash and cash equivalents, compared with $16.8 million as at March 31, 2011 and $37.3 as at December 31, 2010. The increase was primarily attributable to completion of a $92 million (net of transaction fees) placement in April 2011 of new ordinary shares in the former holding company Allied Gold Limited to institutional and sophisticated investors.

The Company will continue to monitor cash resources against expenditure forecasts associated with implementation of the Company's development to assess financing requirements.

Working Capital position

As at 30 June 2011, Allied's's current assets exceeded its current liabilities by $40 million (December 2010: current assets exceeded its current liabilities by $37 million.)

Inventories

Inventory balance of $55 million at 30 June 2011 comprises the following:

- Gold inventories of $14.4 million at Simberi and $10.0 million at Gold Ridge.
- Parts and consumables inventories totaling $14.5 million at Simberi and $15.7 million at Gold Ridge. The Gold Ridge consumables inventory was included in Assets under construction in December 2010 and was reclassified to current assets in March 2011, as the project moved from construction to operations. The June 2011 balance was higher for both sites as it included accruals for raw materials (reagents) and stores inventories associated with goods in transit. The Gold Ridge operations goods in transit provision were higher as part of the build up in inventories during the transition from construction to operations.

Property, plant and equipment

Increase during the six months to June 2011 was due to approximately $15 million capital expenditure on Simberi, $60 million spent on Gold Ridge redevelopment and $23 million relates to converting at the June 2011 closing rate of A$/US$ 1.0782 compared to December 2010 closing rate of A$/US$ 1.0232. This was partially offset by depreciation charge for the period.

Trade and other payables
Increase in trade and other payables has mainly been due to supplier payments made post balance date and higher accruals made for raw materials and stores inventories associated with goods in transit, mainly for the Gold Ridge operations as part of the transition from construction to operations to maintain adequate levels of inventories.

Borrowings
Borrowings include finance lease facilities and Interest bearing loans. Finance lease liabilities relate to facilities provided to finance mining equipment by Bank of South Pacific Limited and Caterpillar Finance and are secured by a fixed and floating charge over the assets of Simberi Gold Mining Limited and by a guarantee provided by the parent entity. The facilities were fully drawn as at reporting date.

Interest bearing loans relate to a $35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt in November 2011. The funds drawn down have been utilized to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

Provisions
During the period the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2011 at the Gold Ridge Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by $10.6 million. The increase also includes provision movement is accrual of discount during the six months for the Simberi operations.

Finance Activities, Liquidity and Capital Resources

Allied Gold's cash position as at June 30, 2011 consists of $83.1 million in available cash and cash equivalents.

During the past three years, the Company has principally funded its activities through equity raisings. The Company raised $159.5 million in December 2009 and a further $92 million in April 2011 through placements of new ordinary shares to institutional and sophisticated investors to improve Simberi'soperational efficiency and expand Simberi production and working capital and to redevelop the Gold Ridge mine.

The Company's financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project and the Gold Ridge Redevelopment Project. The company's material financial commitments and contingent liabilities as of June 30, 2011 are as follows:

- Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 7 years, in the amount of $3.7 million.

- Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of $21 million.

Amounts expressed in United States dollars unless otherwise identified. Page | 31

- Capital expenditure commitments of $3.0 million for the Gold Ridge Project mostly on relocation and housing, $16 million on the Simberi Plant expansion and $5 million on the Oxide Feasibility Study.

The above commitments are to be funded through the capital raised as noted previously and operating cash flows generated from the Simberi and Gold Ridge Projects.

Summary of Quarterly Results

Consolidated		30 Jun 11	31 Mar 11	31 Dec 10	30 Sep 10	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09
*Financial metrics**									
Revenue	$m	22.8	21.9	20.6	18.2	16.7	13.4	15.3	14.3
Income / (loss) for the Quarter	$m	(4.6)	1.5	8.3	1.0	30.9	(3.1)	(14.7)	(5.3)
*Operational metrics***									
Ore mined	tonnes	898,950	590,250	735,916	594,497	552,420	439,322	495,121	467,368
Ore processed	tonnes	980,025	423,773	583,031	570,473	544,317	439,318	482,865	489,256
Gold produced	ounces	28,344	12,728	18,921	18,206	18,109	14,738	17,456	14,072
Gold sold	ounces	21,281	16,034	16,621	16,935	16,526	14,065	17,971	15,420

* The June quarter was a commissioning quarter for the Gold Ridge operations and all production costs have been capitalized, net of any revenue that was generated from gold sales and hence not included in the financial metrics.
**includes Gold Ridge for the June 2011 and March 2011 quarters.

The three months ended September 30, 2009 was the first Quarter in respect of which Allied (being Allied Gold Mining Plc or its predecessor holding company Allied Gold Limited) was required to file a Quarterly report as a reporting issuer.

The following are the key factors that have impacted the Quarterly performance for the periods presented in the above table:

- The loss of $4.6 million for the three months to June 30, 2011 mostly relates to the Group restructure associated with the Company moving to the Main Market ($4 million) and higher cost of sales from Simberi operations at $1,206 per ounce due to carried forward of deferred March costs that were included in gold and ore stock. Simberi operations produced 18,131 ounces and Gold Ridge operations producing 10,213 ounces for the June quarter. The June quarter was a commissioning quarter for the Gold Ridge operations, and as previously advised, all production costs have been capitalized, net of any revenue that was generated from gold sales (and hence not included in the financial metrics above). Gold Ridge will commence recognizing revenue and production costs into the income statement effective from July 2011.

- The three months ended March 31, 2011 showed lower production than the preceding quarters due to approximately four weeks of lost production as a result of repairs being carried out on tailings mixing tank and additional monitoring and bundling of the tailings mixing tank disposal system at the Simberi operations.

- The three months ended December 31, 2010 included a gain of $4.0 on the extinguishment of a liability for less than its book value and a $1.2 million writeback of share based remuneration expense in relation to Executive options that were cancelled due to performance based vesting conditions attached to those options not being satisfied.

- The three months ended June 30, 2010 included a $31.4 million gain on the acquisition of Australian ASG. If this gain is excluded, the loss for the three months was $0.5 million.

- The three months ended March 31, 2010 showed significantly lower production than the preceding and succeeding quarters due to approximately four direct lost days of production and a further period of sub capacity as a result of an illegal cease work order which directly impacted gold production for the wrrruarter and the loss of a further eight days production during the quarter resulting from a structural mechanical failure of the scrubber trommel processing equipment at the Simberi operations.

- The three months ended December 31, 2009 included share based remuneration expense of $6.1 million and expenses totalling $1.5 million that were incurred in relation to the acquisition of ASG. If these amounts are excluded the loss for the three months was $7.1 million.

Financial and Other Instruments

In the normal course of its operations, Allied is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the company may enter into transactions which make use of both on and off balance sheet derivatives. Allied Gold does not acquire, hold or issue derivatives for trading purposes. The company's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by: (i) safeguarding the Company's core earnings stream from its major asset through the effective control and management of financial risk; (ii) effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures; and (iii) ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

In order to protect against the impact of falling gold prices, the company may enter into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the company's financing facilities and sustaining capital.

The company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, Solomon Islands dollar and the USD. The company may enter into some intra quarter forward exchange contracts to hedge known commitments in Papua New Guinea Kina. In April 2011, the Company entered into a forward contract to purchase US$37 million at an exchange rate of A$/US$1.0645 to be settled in November 2011. The contract was entered to hedge Allied'sexposure to currency risk on the planned early payment of its USD denominated International Finance Corporation Limited loan. At the reporting date the exchange rate was A$/US$1.0782 giving rise to an unrealized loss of $0.3 million.

The company has exposure to interest rate risk on its borrowings from International Finance Corporation and interest earnings on cash deposits. No hedging programs were implemented by the company to manage interest rate risk during the quarter or the Six Months.

The company is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis. The majority of the Company's available for sale equity investments are in junior resource companies listed on the ASX.

The company is exposed to counterparty risk being the risk that counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the company. The company does not generally obtain collateral or other security to support financial instruments subject to credit risk, but

Amounts expressed in United States dollars unless otherwise identified. Page | 33

adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable banking institutions. All significant cash balances are on deposit with banking institutions that are members of highly rated major Australian banking groups. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

The company's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the company has the ability to access required funding.

Off-Balance Sheet Arrangements

The company had no off-balance sheet arrangements as at June 30, 2011.

Related Party Transactions

Remuneration (including fees and the issue of share options) was paid or is payable to the directors of the Company in the normal course of business. In addition, the company had the following related party transactions during the cuarter:

- Mr. Caruso is a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services the supply or procurement on behalf of Alliedof goods and services and the provision of operating personnel. Amounts paid or payable to MineSite Construction Services Pty Ltd. were A$94,218 in the quarter and A$8,499,060 in the Previous Quarter. The Previous Quarter payments include an amount of A$8,473,042 paid or payable in relation to charges payable on the early termination of the Dry Hire Agreement effective April 1, 2010.

Director options and shareholdings

The table below provides summary movements in Directors' holding of shares and options in the six months ended June 30, 2011.

Options

	Balance at start of period[(1)]	Granted as remuneration	Exercised	Lapsed	Balance at end of the period	Vested and exercisable
M Caruso	4,812,499	-	-	-	4,812,499	4,312,499
S Harvey	-	249,999	-	-	249,999	166,666
M House	249,999	-	-	-	249,999	166,666
A Lowrie	291,666	-	-	-	291,666	208,333
G Steemson	291,666	-	-	-	291,666	208,333
F Terranova	2,583,332	-	-	-	2,583,332	2,374,999
	8,229,162	249,999	-	-	8,479,161	7,437,496

1. Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied

Amounts expressed in United States dollars unless otherwise identified.

Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

The terms and conditions of the grant made during the six months ended June 30, 2011 are as follows:

Non Executive Director Options issued 20 June 2011

During the June quarter, 249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Sean Harvey having received shareholder approval at the Extraordinary General Meeting on June 6, 2011.

	No vesting conditions	Vesting condition[1]
Fair value at grant date	A$0.04424	A$0.00884
Exercise price	$0.50	$0.50
Grant date	20/06/2011	20/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.505	$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

The basis for valuation is as per the grant date. On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group and Allied Gold Limited's shares and options on issue were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Details of options issued pursuant to implementation of Option Schemes Arrangements were:

	No vesting conditions	Vesting condition [1]
Number of options	166,666	83,333
Exercise price	£1.80	£1.80

[1] At the time of issue the vesting condition was that, options may not vest until the ordinary share price of the Allied Gold Limited's shares is greater than A$0.70 for five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition is that, options may not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.

Amounts expressed in United States dollars unless otherwise identified.

Shares

	Balance at start of period [1]	Received as remuneration	Options exercised	Balance at end of the period
M Caruso	1,280,864	-	-	1,280,864
S Harvey	33,333	-	-	33,333
M House	1,666	-	-	1,666
A Lowrie	272,577	-	-	272,577
G Steemson	183,333	-	-	183,333
F Terranova	166	-	-	166
	1,771,939	-	-	1,771,939

[1] Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

Amounts expressed in United States dollars unless otherwise identified.

Significant Accounting Policies and Estimates

Changes in accounting policies

The accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group's audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011 except for the following:

Merger accounting

The accounting treatment in relation to the addition of Allied Gold Mining PLC as a new UK holding company of the Group falls outside the scope of the *International Financial Reporting Standards 3-Business Combination.* The Share Scheme arrangement constitutes a combination of entities under common control as Allied Gold PLC was not a business in accordance with the standard at the time that the Share Scheme became effective. The relative rights of the shareholders remain unaltered post transaction.

Paragraph 10 of *International Accounting Standards 8-Accounting Policies, Changes in Accounting Estimates and Errors* requires management to use its judgement in developing and applying a policy that is relevant, reliable, represents faithfully the transaction, reflects the economic substance of the transaction, is neutral, is prudent, and is complete in all material respects when selecting the appropriate methodology for the consolidation accounting.

Paragraph 13 of the *Financial Reporting Standard 6 ("FRS")- Acquisitions and Mergers (UK)* permits merger accounting as a result of a group reconstruction when an addition of a new parent company does not alter the relative rights of the shareholders and facilitated entirely by a share for share exchange.

Management believes that it has met the criteria as defined by paragraph 13 of FRS-6 and treated the insertion of Allied Gold Mining PLC as a group reconstruction and have applied the FRS-6 merger accounting principles to prepare the interim consolidated financial statements and treated the reconstructed group as if it had always been in existence.

The consolidated interim financial statements of Allied Gold Mining PLC has been prepared as if the Company had always been the holding company of the Group and as such the results for the three and six months to June 2011 including comparatives results are of the Allied Gold Limited consolidated group.

Presentation currency

The Allied Gold Group has previously reported its consolidated results in Australian dollars. As part of the transition and to provide greater consistency with reporting by other mining companies listed on the Main Market, the Company has adopted United States (USD) dollars as its presentation currency. The financial statements are translated from the individual subsidiaries functional currencies (Australian dollars) into a presentation currency of United States dollars. The exchange rates applied during the reporting period were as follows:

Australian dollars (A$) to United States dollars

	30 Jun 2011 Qtr	31 Mar 2011 Qtr	31 Dec 2010 Qtr	30 Sep 2010 Qtr	30 Jun 2010 Qtr	31 Mar 2010 Qtr	31 Dec 2009
Average exchange rates used	1.0637	0.9953	0.9917	0.9057	0.8550	0.9037	-
Period end closing exchange rates used	1.0782	1.0329	1.0232	0.9667	0.8404	0.9169	0.8942

The basis for presenting the results and financial position from functional currency of Australian dollars into a presentation currency of United States dollars were as follows:

- The Australian denominated Allied Gold Group Statement of Financial position for the period ending December 31, 2009 was translated at the closing exchange rate of A$/US$0.8942.
- income and expenses for the statement of comprehensive income (including comparatives) were translated at average quarterly exchange rates per quarter from March 2010 to 30 June 2011.
- movements in equity and reserves for the comprehensive income and for the financial position were translated at average quarterly exchange rates per quarter from March 2010 to 30 June 2011.
- assets and liabilities for each statement of financial position presented have been translated at the closing rate at the date of that statement of financial position.
- results for the cash flow statement were translated at average quarterly exchange rates per quarter from March 2010 to 30 June 2011.
- exchange differences on translation of income, expenses, movements in equity and reserves at average exchange rates and assets and liabilities at closing exchange rates to presentation currency are taken to the foreign currency translation reserve in the equity section and under other comprehensive income/(expense) in the statement of comprehensive income.

Signficant estimates and judgements

The preparation of the interim consolidated financial report in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this interim consolidated financial report, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data, conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised license costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

Amounts expressed in United States dollars unless otherwise identified. Page | 38

- The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

- At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

- Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

- Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

Outstanding Securities Data

At the date of this MD&A, the Company has issued and outstanding an aggregate of 199,755,017 ordinary shares and 10,172,917 options to acquire ordinary shares. No other securities of Allied Gold are issued or outstanding. Details of movements in Company's outstanding options during the six months ended June 30, 2011 are as follows:

Exercise Price[(1)]	Maturity	Options outstanding at 1 January 2011[(1)]	Options issued[(1)]	Options expired or cancelled[(1)]	Options exercised	Options outstanding at 30 June 2011[(1)]	Vested[(1)]	Unvested[(1)(2)]
£1.26	31/10/2011	2,483,328	-	(68,750)	-	2,414,578	1,693,750	720,828
£1.26	30/11/2011	2,062,498	-	-	-	2,062,498	1,395,832	666,666
£1.26	31/12/2011	249,999	-	-	-	249,999	166,666	83,333
£1.80	31/12/2013	4,999,999	-	-	-	4,999,999	4,999,999	-
£1.80	31/12/2013	195,831	-	-	-	195,831	195,831	-
£1.80	31/12/2011	-	249,999	-	-	249,999	166,666	83,333
		9,991,655	**249,999**	**(68,750)**	**-**	**10,172,904**	**8,618,744**	**1,554,160**

1. Adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Option Scheme Arrangement as approved by shareholders on June 6, 2011.

Amounts expressed in United States dollars unless otherwise identified. Page | 39

On June 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities (Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and 10,172,904 options on issue.

2. Unvested options will vest upon the share price trading at or above £2.56 on 5 consecutive trading days.

3. Each option is convertible into one ordinary share in the Company when exercised. Options do not participate in dividends and do not give holders voting rights.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company is continuing to review and develop appropriate disclosure controls and procedures and internal controls over financial reporting for the nature and size of the Company's business.

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("**DCP**") are designed to provide reasonable assurance that all relevant information is communicated to the Company's senior management to allow timely decisions regarding disclosure. Access to material information regarding the Company is facilitated by the small size of the Company's senior management team and workforce. The Company is continuing to develop appropriate DCP for the nature and size of the Company's business.

Internal Controls over Financial Reporting

Internal controls over financial reporting ("ICFR") are designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in compliance with Australian IFRS. The Board is responsible for ensuring that management fulfills its responsibilities in this regard. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. The Chief Executive Officer and Chief Financial Officer, with participation of the Company's management, have concluded that there were no material weaknesses at the end of the Quarter or changes to the Company's internal controls during the Quarter which have materially affected, or are considered to be reasonably likely to materially affect, the Company's ICFR.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risk factors

The Company is subject to a number of risk factors could adversely affect the Company's future business, operations and financial condition. For a discussion of risk factors which could affect the Company, see the Company's Annual Information Form available at www.sedar.com and "Risk Factors" and in the Company's Prospectus dated June 17, 2011 under the section entitled "Risk Factors".

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains "forward-looking statements" which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Qualified Person

The Technical and Scientific information contained in this news release was reviewed by Mr Colin Ross Hastings, MSc, BSc Geology, M.Aus.I.M.M., Allied's General Manager Resource Development and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators responsible for the development programs. Additionally Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" Mr Hastings consents to the inclusion of the information contained in this release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this release in the form and context in which it appears. Mr Davies is also a qualified person as defined by Canadian National Instrument 43-101.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this release in the form and context in which it appears. Mr. Davies is also a Qualified Person as defined by Canadian National Instrument 43-101.

Glossary of terms used in the Announcement:

A **'Mineral Resource'** is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **'Measured Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Tonnage - An expression of the amount of material of interest irrespective of the units of measurement (which should be stated when figures are reported)

Grade - Any physical or chemical measurement of the characteristics of the Analysis (Value) material of interest in samples or product

Cut off grade - The lowest grade, or quality, of mineralised material that qualifies as economically mineable and available in a given deposit. May be defined on the basis of economic evaluation, or on physical or chemical attributes that define an acceptable product specification.

Mineralisation - Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

Assay – The proportion of a particular metal (eg Au and Ag) in a sample derived by laboratory analytical techniques.
Analysis limits of detection for Au is <0.01 g/t. Au assays are determined by a 50gm fire assay and an AAS (Atomic Adsorption Spectrometry) finish. Any interval recorded as being below detection has been recorded in the database as having a grade of half the detection limit, which in this case is 0.005 g/t. The Ag detection limit is 0.2g/t, and is derived from a 0.5g charge Aquaregia digest, with assay via ICP (Induced Coupled Plasma) AES.

Mineralisation types are:

Oxide - extremely weathered material (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff

Transitional – distinctly weathered material (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff

Sulphide - Slightly weathered to fresh material (cyanide leach recoveries generally <50%), 0.5 or 1.0 g/t Au cutoff

Ounce – 1 troy ounce = 31.10348 grams

Tonnes - Are estimated on a dry basis and defined as a measurement of mass equal to 1000kg which is equivalent to 2204.622 pounds.

Tuff - A rock composed of pyroclastic materials that have been ejected from a volcano. In many instances these fragments are still hot when they land, producing a "welded" rock mass.

Mineral Resource estimate – An estimate of tonnage and grade (mineral content) of a deposit by a variety of techniques including geometrical classical methods and or geostatistical methods.

Mt – Million Tonnes

Moz – Million Ounces

Andesite - A fine-grained, extrusive igneous rock composed mainly of plagioclase with other minerals such as hornblende, pyroxene and biotite.

Ordinary kriging (OK) - is a geostatistical approach to modeling. Instead of weighting nearby data points by some power of their inverted distance, OK relies on the spatial correlation structure of the data to determine the weighting values. This is a more rigorous approach to modeling, as correlation between data points determines the estimated value at an unsampled point.